Exhibit 99.1
Report to:
STRANGE LAKE B ZONE
RESOURCE MODEL UPDATE
Effective Date: May 25, 2011
Prepared by	Paul Daigle, P.Geo. Joanne Robinson, P.Eng. David Baughman, P. Eng.
MM/vc
Suite 900, 330 Bay Street, Toronto, Ontario M5H 2S8
Phone: 416-368-9080 Fax: 416-368-1963

REVISION HISTORY

REV.		PREPARED BY	REVIEWED BY	APPROVED BY
NO	ISSUE DATE	AND DATE	AND DATE	AND DATE	DESCRIPTION OF REVISION
00	13/05/2011	Paul Daigle	Jeff Wilson	Mike McLaughlin	Draft to Client
01	20/05/2011	Paul Daigle	Jeff Wilson	Mike McLaughlin	Final Draft
02	24/05/2011	Paul Daigle	Jeff Wilson	Mike McLaughlin	Final Report

TABLE OF CONTENTS

1.0 SUMMARY	1
2.0 INTRODUCTION	6
2.1 Terms of Reference	6
2.1.1 Units of Measurement	6
3.0 RELIANCE ON OTHER EXPERTS	7
4.0 PROPERTY DESCRIPTION AND LOCATION	8
4.1 Location	8
4.2 Property Description	11
4.3 Environmental Liabilities	11
4.4 Mineral Exploration Permits	11
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	13
5.1 Accessibility	13
5.2 Climate	13
5.3 Local Resources	13
5.4 Infrastructure	14
5.5 Physiography	14
6.0 HISTORY	15
6.1 Geological Surveys	15
6.1.1 Geological Survey of Canada, 1967-1993	15
6.1.2 NLDNR, 1980-2009	15
6.2 Mining Companies	16
6.2.1 IOC, 1979-1984	16
6.2.2 AME, 1980	18
6.2.3 Acadia, 1990	18
6.2.4 Mitsui, 1992-1995	18
6.2.5 WMC, 2000-2001	19
6.2.6 Freewest, 2006 -2007	19
7.0 GEOLOGICAL SETTING	21
7.1 Regional Geology	21
7.2 Property Geology	23
8.0 DEPOSIT TYPE	26
8.1 Genetic Model	26
9.0 MINERALIZATION	27
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10.0 EXPLORATION	29
10.1 Geophysical Surveys, 2008-2009	29
10.2 Exploration, 2009-2010	29
10.3 Geological Mapping, 2010	32
11.0 DRILLING	33
11.1 Drilling, 2009	33
11.1.1 2009 Drill Program	33
11.1.2 Bulk Sampling Drilling	36
11.2 Drilling, 2010	37
11.3 Drilling, Winter 2011	38
12.0 SAMPLING METHOD AND APPROACH	41
12.1 Introduction	41
12.2 General	41
12.3 Sampling Procedure	42
12.4 QA-QC Protocol	42
12.5 Rock Sample Protocol	42
13.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	44
13.1 Sample Preparation	44
13.2 Sample Analysis	44
13.2.1 Actlab Code: Code-8 REE Assay Package; F Option	44
13.2.2 Actlab Code: 4LITHO-Quant (11+) Major Elements Fusion	45
13.2.3 Actlab Code: 4E — XRF (For Niobium)	46
13.3 Sample Security	46
14.0 DATA VERIFICATION	48
14.1 Site Visit, August 2010	48
14.2 Data Verification	48
14.3 Assay Check	49
15.0 ADJACENT PROPERTIES	52
16.0 MINERAL PROCESSING AND METALLURGICAL TESTING	53
17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	56
17.1 Introduction	56
17.1.1 Database	56
17.1.2 Specific Gravity	56
17.2 Exploratory Data Analysis	57
17.2.1 Raw Assays	57
17.2.2 Capping	59
17.2.3 Composites	63
17.2.4 Contact Profiles	66
17.3 Geological Interpretation	69
17.3.1 IK Wireframe	70
Quest Rare Minerals Ltd.

17.3.2 IK Interpolation and Spatial Analysis	73
17.3.3 IK Variography	74
17.3.4 Final Interpretation	74
17.4 Block Model	75
17.4.1 Variography	77
17.4.2 Variography Parameters	78
17.4.3 Interpolation Plan and Spatial Analysis	78
17.4.4 Mineral Resource Classification	82
17.5 Validation	90
17.5.1 Model Volume Validation	90
17.5.2 Interpolation Validation	90
17.5.3 Swath Plots	90
18.0 OTHER RELEVANT DATA AND INFORMATION	93
18.1 Pit Optimization	93
18.1.1 Pit Optimization Procedures	93
18.1.2 Pit Optimization Parameters	93
18.1.3 Pit Optimization Results	94
19.0 INTERPRETATION AND CONCLUSIONS	102
20.0 RECOMMENDATIONS	105
20.1 Geology Recommendations	105
20.2 Mining Recommendations	105
21.0 REFERENCES	106
22.0 DATE AND SIGNATURE PAGE	111
23.0 CERTIFICATES OF QUALIFIED PERSONS	112
APPENDICES

Appendix A	Claims Information
Appendix B	Drill Hole Locations
Appendix C	Vale Protocol
Appendix D	Descriptive Statistics for Reos
Appendix E	Histogram and Cumulative Frequency Plots
Appendix F	Descriptive Statistics for Raw and Capped Metals and Metal Oxides
Appendix G	Capped Composite Data
Appendix H	Ik Variography and Plot Files
Appendix I	Variography and Plot Files
Quest Rare Minerals Ltd.

LIST OF TABLES

Table 1.1 Indicated Resource Estimate for the Strange Lake B Zone Deposit	4
Table 1.2 Inferred Resource Estimate for the Strange Lake B Zone Deposit	4
Table 4.1 Strange Lake Mineral Claim Blocks	11
Table 9.1 List of Elements and Oxides Associated with Rare Earth Metal Mineralization	28
Table 10.1 Summary of 2009 and 2010 Surface Sampling	32
Table 11.1 Summary of 2009 B Zone Drilling	34
Table 11.2 Summary of the 2009 Bulk Sample Drilling	36
Table 12.1 QA-QC Sample Description	41
Table 13.1 Trace Elements and Detection Limits (ppm)	45
Table 13.2 Fusion ICP Detection Limits	46
Table 13.3 Elements and Detection Limits (ppm)	46
Table 14.1 List of Element to Oxide Conversion Factors	49
Table 14.2 Summary of Check Sample Collected by Wardrop	51
Table 14.3 Comparison of Assay Results for REEs (all assay values are in ppm as elements, not oxides)	51
Table 16.1 Mineral Abundance	53
Table 17.1 Summary Statistics for Specific Gravity Data (g/cc)	57
Table 17.2 Raw Assay Statistics (No Zeroes)	57
Table 17.3 Summary of Raw Assay Statistics for Pegmatites	58
Table 17.4 Summary of Raw Assay Statistics for Subsolvus Granites	58
Table 17.5 Summary of Capping Levels	62
Table 17.6 Comparison of Capped and Uncapped Y2O3%	63
Table 17.7 Statistics on the Assay Sample Lengths of the Raw Data	63
Table 17.8 Comparison of Capped and Uncapped TREO% 2 m Composite Data	64
Table 17.9 Summary of Capped 2 m Composite Data Statistics for Pegmatites	65
Table 17.10 Summary of Capped 2 m Composite Data Statistics for Subsolvus Granites	65
Table 17.11 List of Rock Codes	69
Table 17.12 Number of Composites and Drill Holes for IK Interpolation	73
Table 17.13 Search Ellipse Parameters for IK Interpolation	73
Table 17.14 Variography Parameters for IK Interpolation	74
Table 17.15 Wireframe Solid Names and Description	74
Table 17.16 Block Coordinates for the Strange Lake B Zone Block Model	75
Table 17.17 Variogram Parameter Profiles and Associated Metals	77
Table 17.18 Variography Parameters	78
Table 17.19 Description of Interpolation Passes	78
Table 17.20 Search Ellipse Parameters	79
Table 17.21 Indicated Resource Estimate for the Strange Lake B Zone Deposit	85
Table 17.22 Indicated Resource Estimate for the Strange Lake B Zone Deposit by REOs	85
Table 17.23 Inferred Resource Estimate for the Strange Lake B Zone Deposit	87
Table 17.24 Inferred Resource Estimate for the Strange Lake B Zone Deposit by REOs	87
Table 17.25 Volume Comparison between Wireframe Solid Models and Block Models	90
Table 17.26 Comparison of OK and NN Values (at 0.579 TREO% Cut-off)	90
Table 18.1 Input Parameters for Pit Optimization	94
Table 18.2 Optimization Results of Nested Pits	97
Table 19.1 Indicated Resource Estimate for the Strange Lake B Zone Deposit	103
Quest Rare Minerals Ltd.

Table 19.2 Inferred Resource Estimate for the Strange Lake B Zone Deposit	103
LIST OF FIGURES

Figure 4.1 Strange Lake Project Location Map	9
Figure 4.2 Strange Lake Property Location Map	10
Figure 4.3 Strange Lake Property Mineral Claim Map	12
Figure 6.1 Freewest George River Project Area (modified from Chamois and Cook, 2007)	20
Figure 7.1 Regional Geology Map	22
Figure 7.2 Property Geology Map	25
Figure 10.1 Exploration Target Location Map	30
Figure 10.2 Exploration Surface Sample Location Map	31
Figure 11.1 B Zone 2009 Drill Hole Location Map	35
Figure 11.2 2010 Drill Program, Drill Hole Location Map	38
Figure 11.3 2011 Winter Drill Program, Drill Hole Location Map	40
Figure 17.1 Histogram and Cumulative Probability Plot for Y2O3%; Pegmatite Domain	60
Figure 17.2 Example of Histogram and Cumulative Probability Plot for Y2O3%; Subsolvus Granite Domain	61
Figure 17.3 Contact Profile for LREO%	66
Figure 17.4 Contact Profile for HREO% + Y2O3	67
Figure 17.5 Contact Profile for TREO% + Y2O3	68
Figure 17.6 Subsolvus Granite Wireframe*	70
Figure 17.7 B Zone Deposit IK Solid Wireframe and Drill Holes*	72
Figure 17.8 IKTEST Search Ellipse for IK Interpolation	73
Figure 17.9 Block Model Origin for the Strange Lake B Zone Block Model	75
Figure 17.10 Block Model Folders for the Strange Lake B Zone Project	76
Figure 17.11 Search Ellipses 100_P1 and 100_P2 for the Pegmatite Domain	80
Figure 17.12 Search Ellipses 200_P1 and 200_P2 for the Granite Domain	81
Figure 17.13 Block Model Plan Section (425 m elevation) Showing TREO%*	82
Figure 17.14 Strange Lake B Zone Block Model; Perspective View, Looking North; showing TREO%	83
Figure 17.15 Strange Lake B Zone Deposit; Perspective View, Looking North; showing TREO%	83
Figure 17.16 Grade — Tonnage Curves showing Indicated and Inferred TREO% (in Pitshell 55)	89
Figure 17.17 Swath Plots for TREO% by Elevation	91
Figure 17.18 Swath Plots for TREO% by Easting	91
Figure 17.19 Swath Plots for TREO% by Northing	92
Figure 18.1 Relationship between Present Value and Mineable Resource	96
Figure 18.2 Optimized Pit Shell with the Constraint of Temporary Airstrip	100
Figure 18.3 Revenue Factor 1 Pit Shell with the Constraint of temporary Airstrip	101
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GLOSSARY

UNITS OF MEASURE
Above mean sea level	amsl
Acre	ac
Ampere	A
Annum (year)	a
Billion	B
Billion tonnes	Bt
Billion years ago	Ga
British thermal unit	BTU
Centimetre	cm
Cubic centimetre	cm3
Cubic feet per minute	cfm
Cubic feet per second	ft3/s
Cubic foot	ft3
Cubic inch	in3
Cubic metre	m3
Cubic yard	yd3
Coefficients of Variation	CVs
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Decibel adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C
Diameter	ø
Dollar (American)	US$
Dollar (Canadian)	Cdn$
Dry metric ton	dmt
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm
Gigajoule	GJ
Gigapascal	GPa
Gigawatt	GW
Gram	g
Grams per litre	g/L
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2)	ha
Hertz	Hz

Quest Rare Minerals Ltd.

Horsepower	hp
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	”
Kilo (thousand)	k
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilometre	km
Kilometres per hour	km/h
Kilopascal	kPa
Kilotonne	kt
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per tonne (metric ton)	kWh/t
Kilowatt hours per year	kWh/a
Less than	<
Litre	L
Litres per minute	L/m
Megabytes per second	Mb/s
Megapascal	MPa
Megavolt-ampere	MVA
Megawatt	MW
Metre	m
Metres above sea level	masl
Metres Baltic sea level	mbsl
Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne)	t
Microns	µm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm
Million	M
Million bank cubic metres	Mbm[3]
Million bank cubic metres per annum	Mbm3/a
Million tonnes	Mt
Minute (plane angle)	'
Minute (time)	min

Quest Rare Minerals Ltd.

Month	mo
Ounce	oz
Pascal	Pa
Centipoise	mPa·s
Parts per million	ppm
Parts per billion	ppb
Percent	%
Pound(s)	lb
Pounds per square inch	psi
Revolutions per minute	rpm
Second (plane angle)	”
Second (time)	s
Specific gravity	SG
Square centimetre	cm2
Square foot	ft2
Square inch	in2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Three Dimensional	3D
Three Dimensional Model	3DM
Tonne (1,000 kg)	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Tonnes seconds per hour metre cubed	ts/hm3
Volt	V
Week	wk
Weight/weight	w/w
Wet metric ton	wmt
Year (annum)	a

Abbreviations and Acronyms
Acadia Mineral Ventures Ltd	Acadia
Armco Mineral Exploration Ltd	AME
Beryllium Oxide	BeO
Beryllium	Be
Beryllium	Be
British Columbia	BC
Calcium	Ca
Cerium Oxide	Ce2O3
Cerium	Ce
Dysprosium Oxide	Dy2O3
Dysprosium	Dy
Electromagnetic	EM

Quest Rare Minerals Ltd.

Erbium Oxide	Er2O3
Erbium	Er
Europium Oxide	Eu2O3
Europium	Eu
Exempt Mineral Lands	EML
Fluorine	F
Gadolinium Oxide	Gd2O3
Gadolinium	Gd
Geological Survey of Canada	GSC
Global Positioning System	GPS
Hafnium Oxide	HfO2
Hanfium	Hf
Hazen Research Inc.	Hazen
Heavy Rare Earth Oxide	HREO
High Field Strength Elements	HFSE
Hinterland Resources Ltd.	Hinterland
Holmium Oxide	Ho2O3
Holmium	Ho
Indicator Kriging	IK
Induced Coupled Plasma/Mass Spectroscopy	ICP/MS
Induced Polarization Resistivity	IP-RES
Inverse Distance Squared	ID2
Iron Ore Mining Company of Canada	IOC
Lanthanum Oxide	La2O3
Lanthanum	La
Lerchs-Grossman	LG
Light Rare Earth Oxide	LREO
Lutetium Oxide	Lu2O3
Lutetium	Lu
Mitsui Mining & Smelting Co. Ltd.	Mitsui
National Instrument 43-101	NI 43-101
National Topographic System	NTS
Nearest Neighbour	NN
Neodymium Oxide	Nd2O3
Neodymium	Nd
Net Smelter Return	NSR
Newfoundland and Labrador	NL
Newfoundland Department of Natural Resources – Mines and Energy	NLDNR
Niobium Oxide	Nb2O5
Niobium	Nb
Ordinary Kriging	OK
Peralkaline Granite Complex	the Complex
Praseodymium Oxide	Pr2O3
Praseodymium	Pr
Preliminary Economic Assessment	PEA
Québec Ministry of Natural Resources and Wildlife	MRNF

Quest Rare Minerals Ltd.

Québec	QC
Quest Rare Minerals Ltd	Quest
Rare Earth Element	REE
Rare Earth Oxide	REO
Rhodium	Rh
Rock Quality Designation	RQD
Samarium Oxide	Sm2O3
Samarium	Sm
Sodium	Na
Southeastern Churchill Province	SECP
Strange lake Alkalic Complex	SLAC
Strange Lake Property	the Property
Terbium	Tb
Thorium Oxide	ThO2
Thorium	Th
Three Dimensional	3D
Thulium Oxide	Tm2O3
Thulium	Tm
Total Rare Earth Oxide	TREO
Uranium	U
Uranium	U3O8
Very Low Frequency Electromagnetic	VLF-EM
Wardrop, a Tetra Tech Company	Wardrop
WMC International Limited	WMC
X-Ray Fluorescence	XRF
Ytterbium Oxide	Yb2O3
Ytterbium	Yb
Yttrium Oxide	Y2O3
Yttrium	Y
Zirconium Oxide	ZrO2
Zirconium	Zr

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1.0 SUMMARY
Quest Rare Minerals Ltd. (Quest) is a Canadian based and Canadian registered resource company, based in Montréal (as Minéraux Rares Quest Ltée.) and publicly listed on the TSX Venture Exchange. Quest is a junior exploration company focused on the discovery and development of new world-class rare earth element (REE) deposit opportunities.
Quest has retained Wardrop, A Tetra Tech Company, (Wardrop) to complete a National Instrument 43-101 (NI 43-101) Technical Report and updated resource estimate for the Strange Lake Property (the Property) on the B Zone deposit. Wardrop has had prior involvement with the Property and has authored two NI 43-101 compliant Technical Reports including the initial resource estimate and a Preliminary Economic Assessment (PEA).
This Technical Report is prepared in accordance with National Instrument NI 43-101, and Form 43-101F1.
The Qualified Persons responsible for this report include Paul Daigle, P.Geo., Wardrop Senior Geologist, Joanne Robinson, P.Eng., Wardrop Senior Open Pit Engineer, Peter Broad, P.Eng., Wardrop Lead Metallurgist, and David Baughman, P. Eng. of Hazen Research Inc. (Hazen).
Mr. Daigle conducted a site visit on August 5 and 6, 2010, during Quest’s summer 2010 drill program. This resource estimate was updated based on the data acquired from this drill program. Mr. Daigle was accompanied on the site visit by Pierre Guay, Exploration Manager, and Patrick Collins, Project Geologist, both employees for Quest, and Mr. Wenchang Ni, P.Eng. former Senior Open Pit Engineer for Wardrop.
The Property is located in northern Québec Province, Canada approximately 235 km northeast of Schefferville, Québec (QC) and 125 km west of the Voisey’s Bay, Newfoundland and Labrador (NL). The Property is defined by the mineral rights to 1,252 mineral claims in the provinces of QC and NL, currently 100% held by Quest, and covers a total area of approximately 50,029 ha.
“The Strange Lake Project lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Quebec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistasti” (Chamois and Cook, 2007).

The majority of the Property is located in the Mistinibi-Raude domain, but also lies within the Mistastin domain to the east, the George River Shear Zone and the De Pas domains to the west (Beauregard and Gaudreault, 2009).

The Property is underlain mainly by the post-tectonic Mistatin Batholith that dominates the area. This composite body includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small late stage peralkaline intrusion, the Strange Lake granite, is thought to be related to the Mistastin Batholith. The batholith has intruded a series of amphibolites to granulite facies gneisses of granitic to granodioritic composition.

The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex (the Complex), which has intruded along the contact between older gneisses and monzonite of the Churchill Province of the Canadian Shield (Beauregard and Gaudreault, 2009).

The Complex is sub-circular and consists of generally concentric, high-level granitic intrusions bounded by sharp contacts with country rocks. Ring faults, at or near the contact of the alkalic complex, dip outward at low to moderate angles (20°-35°). At the geometric centre of the Complex is a small (approximately 1.5 km2 stock of medium grained, generally non-porphyritic ‘exotic-rich’ granite with very high overall values of zirconium (Zr), niobium (Nb), yttrium (Y), and REE. Rooted within this medium grained granite stock are dykes of aplite-pegmatite that contain significant values of rare metals.

During the summer of 2009, Quest conducted an exploration program that included: geological reconnaissance mapping, outcrop and grab sampling, trenching, and diamond drilling. The diamond drilling program on the B Zone consisted of 19 drill holes of BQTK core for a total of 2,181 m. An additional 340 m from five drill holes were drilled into the B Zone deposit for a bulk sample that weighed approximately 1,014.3 kg.

In the summer of 2010, Quest expanded the drilling on the B Zone deposit by drilling an additional 78 BTW drill holes totalling 14,267 m. The 2010 drill program also included the deepening of several 2009 drill holes. The purpose of the drill program was to infill and to define the known deposit. By the end of 2010, the drill hole database consisted of 91 drill holes for a total of 17,474 m.

Quest conducted a winter drilling program in early 2011 that was conducted over the north extension of the pegmatite occurrence that occurs under Lac Brisson. As of April 11, 2011, the 2011 drill program consisted of 13 drill holes of BTW drill holes for a total of 1,339.1 m. Core sample analysis is being undertaken at Actlabs. Results are pending and therefore are not included in this resource estimate update.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

The updated mineral resource for the Strange Lake B Zone deposit is classified as having both Indicated and Inferred Resources based on drill hole spacing and sample data population. The resource update is constrained to within 50 m of the outside drill holes delineating the current deposit. Block below a depth of 200 m from surface remained unclassified due to the low density of sample data below this depth. The block model is further constrained by a Whittle pitshell, Pitshell 55, using Gemcom™ Whittle software. The pitshell was developed over the B Zone block model using all block in the model.

The mineral resource estimates for the Strange Lake B Zone deposit, effective April 8, 2011, at 0.579 total rare earth oxide (TREO%) cut-off grade are: an Indicated Resource of 140.3 Mt at 0.933 TREO% and an Inferred Resource of 89.6 Mt at 0.882 TREO%. The resources were estimated by ordinary kriging (OK) method for the 15 individual rare earth oxides (REOs) and six associated metal oxides. The TREO%, heavy rare earth oxide (HREO%) and light rare earth oxide (LREO% ) are a sum of the individual interpolations. No recoveries have been applied to the interpolated estimates.

Tables 1.1 and 1.2 below summarize the Indicated and Inferred Resource Estimates for the Strange Lake B Zone deposit at various cut-off grades above a 0.579 TREO% cut-off.

Wardrop recommends that additional drilling be conducted to develop the B Zone deposit, both within the core of the deposit as well continuing to delineate the higher grade pegmatite domain to the south. It is also recommended further infill drilling in northeast portion of the deposit should continue in order to develop the resources in this area. As most drilling to date has been drilled vertically, Wardrop also recommends that several inclined holes be considered to investigate the presence of noted sub-vertical faulting along the current northwest boundary of the B Zone deposits, and to improve the confidence in the continuation of the pegmatite domain and overall grade distribution between drill fences.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Table 1.1 Indicated Resource Estimate for the Strange Lake B Zone Deposit

TREO%	Density	Tonnage										HREO:TREO
Cut-off	(t/m3)	(t x 1000)	ZrO2%	Nb2O5%	HfO2%	BeO%	U3O8%	ThO2%	TREO%	HREO%	LREO%	Ratio

1.20%	2.72	8,095	2.77	0.37	0.06	0.19	0.01	0.07	1.655	0.849	0.806	51%
1.10%	2.72	12,044	2.59	0.33	0.06	0.17	0.01	0.06	1.487	0.733	0.754	49%
1.00%	2.72	23,052	2.32	0.27	0.05	0.13	0.01	0.05	1.274	0.586	0.688	46%
0.95%	2.72	36,359	2.17	0.24	0.05	0.12	0.01	0.05	1.164	0.511	0.653	44%
0.90%	2.72	60,529	2.06	0.21	0.05	0.10	0.01	0.04	1.068	0.449	0.619	42%
0.85%	2.72	93,139	2.00	0.20	0.05	0.09	0.01	0.04	1.000	0.408	0.592	41%
0.80%	2.72	120,526	1.96	0.19	0.05	0.08	0.01	0.04	0.961	0.385	0.575	40%
0.75%	2.72	135,033	1.94	0.18	0.05	0.08	0.01	0.03	0.941	0.375	0.566	40%
0.70%	2.72	138,967	1.94	0.18	0.05	0.08	0.01	0.03	0.935	0.372	0.563	40%
0.579%	2.72	140,259	1.93	0.18	0.05	0.08	0.01	0.03	0.933	0.371	0.562	40%

Table 1.2 Inferred Resource Estimate for the Strange Lake B Zone Deposit

TREO%	Density	Tonnage										HREO:TREO
Cut-off	(t/m3)	(t x 1000)	ZrO2%	Nb2O5%	HfO2%	BeO%	U3O8%	ThO2%	TREO%	HREO%	LREO%	Ratio

1.20%	2.73	2,572	2.57	0.30	0.06	0.15	0.01	0.07	1.532	0.764	0.768	50%
1.10%	2.72	4,033	2.36	0.27	0.06	0.13	0.01	0.06	1.391	0.663	0.728	48%
1.00%	2.72	8,299	2.13	0.23	0.05	0.10	0.01	0.05	1.210	0.535	0.676	44%
0.95%	2.72	14,421	2.02	0.21	0.05	0.09	0.01	0.04	1.109	0.465	0.644	42%
0.90%	2.72	26,825	1.94	0.19	0.05	0.08	0.01	0.04	1.023	0.410	0.613	40%
0.85%	2.72	47,205	1.89	0.18	0.05	0.07	0.01	0.03	0.958	0.372	0.586	39%
0.80%	2.72	70,286	1.86	0.17	0.05	0.06	0.01	0.03	0.915	0.349	0.566	38%
0.75%	2.72	84,291	1.84	0.16	0.05	0.06	0.01	0.03	0.892	0.338	0.554	38%
0.70%	2.72	88,383	1.84	0.16	0.05	0.06	0.01	0.03	0.885	0.335	0.550	38%
0.579%	2.72	89,629	1.83	0.16	0.05	0.06	0.01	0.03	0.882	0.334	0.548	38%

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Notes:
1.	Total Rare Earth Oxides (TREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3,Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.

2.	Heavy Rare Earth Oxides (HREO) include: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.

3.	Light Rare Earth Oxides (LREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.

4.	Effective date of the resource estimate is April 8, 2011.

5.	Resource estimate based on drill core assays from Quest’s 2009 and 2010 assay database.

6.	Wardrop considers a cut-off grade of 0.579 TREO% to be reasonable based on a Whittle pit optimization on the current block model.

7.	Average specific gravity is 2.72 g/cc for the subsolvus rocks and 2.74 g/cc for pegmatite rocks.

8.	The resource estimate has been classified as Indicated and Inferred Resource based on the following criteria:
•	any block estimated on the first pass, using a minimum of three drill holes, at an average distance of less than or equal to 80 m and where the closest point is less than 60 m is classified as Indicated Resources

•	any block estimated using a minimum of two drill holes at an average distance greater than 80 m is classified as Inferred Resources.
9.	The resource estimate is based on:
•	A database of 97 drill holes, totalling approximately 17,474 m of diamond drilling, using 8,297 composite samples on 2 m composite lengths.

•	A geological model for pegmatite rocks used an Indicator Kriged (IK) wireframe, defining a 45% probability of achieving pegmatite was generated on a block size of 5 m x 5 m x 5 m.

•	A geological model encompassing the host subsolvus granite rocks was bounded to within 50 m area of influence beyond the outer drill holes.

•	The block model was estimated by Ordinary Kriging (OK) interpolation method on block size 5 m x 5 m x 5 m. The OK estimation was generated on the two separate domains, the subsolvus granites and the pegmatites.

•	The resource estimate assumes 100% recovery.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

2.0	INTRODUCTION

Quest is a Canadian-based and Canadian-registered resource company, based in Montréal (as Minéraux Rares Quest Ltée.) and publicly listed on the TSX Venture Exchange. Quest is a junior exploration company focused on the discovery and development of new world-class REE opportunities.

This Technical Report and resource estimate update is on the Strange Lake B Zone Project. The Property is located in northern Québec Province, Canada approximately 235 km northeast of Schefferville, QC and 125 km west of the Voisey’s Bay, NL.

2.1	Terms of Reference

Quest has retained Wardrop to complete a NI 43-101 Technical Report and updated resource estimate for the Property on the B Zone deposit. Wardrop has had prior involvement with the Property since 2009 and has authored two NI 43-101 Technical Reports including the initial resource estimate and a PEA.

The following technical report conforms to the standards set out in NI 43-101 Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.

The Qualified Persons responsible for this report include Paul Daigle, P.Geo., Wardrop Senior Geologist, Joanne Robinson, P.Eng., Wardrop Senior Open Pit Engineer, Peter Broad, P.Eng., Wardrop Lead Metallurgist, and David Baughman, P. Eng of Hazen Research Inc.

Mr. Daigle conducted a site visit on August 5 and 6, 2010, during Quest’s summer 2010 drill program. The following resource estimate was updated based on the data acquired from this drill program. Mr. Daigle was accompanied on the site visit by Pierre Guay, Exploration Manager, and Patrick Collins, Project Geologist, both employees for Quest, and Mr. Wenchang Ni, P.Eng. former Senior Open Pit Engineer for Wardrop.

2.1.1	Units of Measurement

All units of measurement used in this Technical Report and resource estimate update are in metric, unless otherwise stated.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

3.0	RELIANCE ON OTHER EXPERTS

Wardrop has relied upon Quest for information in this report and for matters relating to property ownership, property titles, and environmental issues. The majority of the information has been sourced from Quest’s internal reports and from the following:
Daigle, P.J., and Maunula, T.M., 2010. Strange Lake Project B Zone Deposit, Québec. National Instrument 43-101 Resource Estimate. Wardrop Engineering Inc., a Tetra Tech Company. 88 pages. April 2010.

Beauregard, A.J. and Gaudreault, D., 2009. Quest Uranium Corporation, Compilation Report on the Strange Lake Property, Québec / Labrador Area, N.T.S.C. 24A08. Québec, Canada. (Internal Report). 74 pages. June 2009.

Chamois, P. and Cook, B., 2007. Technical Report on the George Rive Project, Northeastern Québec and Northwestern Newfoundland and Labrador, Canada. Prepared for Freewest Resources Canada Inc., NI 43-101 Report. Scott Wilson Roscoe Postle Associates Inc. 132 pages. August 2007.
Information from third party sources is referenced under Section 21.0. Wardrop used information from these sources under the assumption that the information is accurate.

Wardrop has not conducted an examination of land titles or mineral rights for the property. References and maps pertaining to permit locations and areas were referenced from the Québec Ministère des Resources Naturelles et de la Faune or Ministry of Natural Resources and Wildlife (MRNF) and Newfoundland’s Department of Natural Resources — Mines and Energy (NLDNR).

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

4.0	PROPERTY DESCRIPTION AND LOCATION

The Property is defined by the mineral rights to 1,252 mineral claims in the provinces of QC and NL, currently 100% held by Quest, and covers a total area of approximately 50,029 ha.
4.1	Location

The Property is situated as shown in Figures 4.1 and 4.2.

The Property is located:
•	within National Topographic System (NTS) map sheets 24A08, 14D05, and 14D01

•	at approximately 56°21’ N and 64°12’ W in northern QC, in eastern Canada

•	approximately 235 km northeast of Schefferville, QC

•	approximately 150 km west of Nain, NL and 125 km west of Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale

•	approximately 310 km north of Churchill Falls (hydro power generation)

•	approximately 260 km northeast of Menehek Dam (hydro power generation)

•	in the Administrative Regions of Nord-du-Québec and Kativik Regional Government

•	on the provincial border between QC and NL

•	on the southeast edge of Lac Brisson, QC

•	approximately 30 km east of George River.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Figure 4.1 Strange Lake Project Location Map

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Figure 4.2 Strange Lake Property Location Map

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

4.2	Property Description

The Property is comprised of the 1,234 individual mineral claims as listed in Table 4.1 and illustrated in Figure 4.3. All mineral claims are 100% held by Quest. Detailed information on the mineral claims and expiration dates may be found in Appendix A.

Table 4.1 Strange Lake Mineral Claim Blocks

	Number of	Area
Province	Claims	(ha)

Québec	949	42,454.15
NL	303	7,574.62

Total	1,252	50,028.77

Source: Quest

The mineral claims in QC cover the B Zone and a portion of the Main Zone REE deposits. All claims are current and there are no outstanding issues with these claims.

The mineral claims in NL cover a significant portion of the Main Zone REE deposit, historically referred as the ‘A Zone’ by Iron Ore Mining Company of Canada (IOC). NL mineral tenure allows for non-contiguous claim blocks to be made under a single claim name. There are also several mineral claims that overlap between the QC and NL claims due to the disputed location of the provincial border. Included here are a small group of 18 mineral claims occurs along the coast of Labrador, south of the Voisey’s Bay mine that was acquired in 2011. These NL mineral claims listed here are not subject to this report but are mentioned for completeness.

With regards to the mineral rights in NL adjacent to the east of the Property, there are two blocks of claims designated Exempt Mineral Lands (EML) and Labrador Inuit Lands (Figure 4.3). The EML is currently off limits for exploration and mining and the LIL, may be explored with permitting and consultation with the Inuit.

4.3	Environmental Liabilities

Wardrop is not aware of any environmental liabilities on the property.

4.4	Mineral Exploration Permits

All permits for the 2010 and 2011 exploration activities are in place.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Figure 4.3 Strange Lake Property Mineral Claim Map

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
5.1	Accessibility

The Property is situated roughly 1,100 km northeast of Québec City, the provincial capital of QC, and is accessible only by aircraft from Schefferville, QC, Nain or Goose Bay, NL. There are several regularly scheduled flights to Schefferville, Goose Bay, and Nain, from the major cities in eastern Canada, where aircraft may be chartered out these towns.

Fixed wing flights from Schefferville are typically 75 minutes and flights from Goose Bay are typically 90 minutes (1.5 hours). Staging of the Strange Lake Project is done from both Schefferville and Goose Bay. Flight time to Nain from Strange Lake is approximately 40 minutes.

5.2	Climate

Northern Québec and Labrador are characterized by a cool subarctic climatic zone (Dfc; Köppen climate classification) where summers are short and cool and winters are long and cold with heavy snowfall.

The minimum and maximum mean annual temperatures are -10°C and 0°C respectively. July average minimum and maximum temperatures are 7°C and 17°C and January average minimum and maximum temperatures are -29°C and -19°C (website: WorldClimate, Indian House Lake, QC). Annual average precipitation is approximately 660 mm (website: WorldClimate, Border, QC). The region receives up to approximately 350 cm of snow annually and the ground is snow covered for six to eight months of the year. Exploration activities may be conducted during the summer and autumn months (June to November) and during the winter to early spring (January to April).

5.3	Local Resources

There are no local resources in or around the project area. Some local labour may be hired out of Nain or Schefferville; however, most skilled and professional labour must be sourced elsewhere.

The nearest mine to the Property is Vale’s nickel-copper mine at Voisey’s Bay, roughly 125 km to the east, on the coast of Labrador.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

5.4	Infrastructure

The Property and environs have no developed infrastructure. The nearest developed infrastructure is in the town of Nain. Nain is a coastal community that serves as the local supply and service centre for nearby Voisey’s Bay mine. There is no road access to Nain and it is serviced by regular flights from Goose Bay year round and coastal freighters during the summer months. Schefferville is also a small community that is serviced by regular flights and weekly by rail.

There is an 800 m gravel airstrip located on the Property that provides access to the Strange Lake Project.

The nearest seaport is in Nain, 125 km east of the Property and the nearest railhead in Schefferville, 235 km southwest of the Property, with access to the seaport at Sept-Îles on the Bay of St. Lawrence.

There is no source of electricity on or near the Property and power must be generated on site. The nearest sources of electricity are in Voisey’s Bay, Churchill Falls and Menehek Lake.

Water sources are abundant on and adjacent to the Property.

5.5	Physiography

The Property is situated in a glacially scoured terrain of rolling hills with low to medium relief where elevations vary from roughly 420 m above sea level up to 570 m above sea level. The Property is situated on west side of the major watershed that forms the border between QC and NL.

The exposure and lack of vegetation in the area often contributes to strong winds that generally have an easterly or westerly direction. Trees are confined to sheltered valleys or enclaves where mean temperatures may be higher.

Ericaceous shrubs and herbs, which are typical of tundra or heathland vegetation, consist mainly of willow, sedges, grasses, alders, sweet gale, and juniper.

The Property is dominantly covered by a layer of glacial till of variable thickness with abundant rock outcroppings. Glacial esker deposits are also common and range between 5 to 25 m thick. Vegetation throughout the Property consists mainly of short tundra growth of shrubs and caribou moss interspersed with short tamarack trees.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

6.0	HISTORY

The following history is taken from Chamois and Cook, 2007.

6.1	Geological Surveys

6.1.1	Geological Survey of Canada, 1967-1993

From 1967 to 1971, the Strange Lake and George River area was mapped at a scale of 1:250,000 by the Geological Survey of Canada (GSC) (Taylor, 1970; 1979). In 1979 to 1980, a regional lake sediment study was conducted, in partnership with the Newfoundland and Labrador Mineral Development Division (Hornbrook et al., 1979). A regional lake sediment survey covering the QC portion of the area was completed during 1982 (Beaumier, 1982) and a regional lake sediment and water sampling was completed over the Labrador portion of the project area in the early 1990’s (Friske et al., 1993).

Several areas within the George River area, northwest of the Property, were mapped in more detail throughout the 1970s and 1980s by the QC Ministry of Energy and Resources, along with some regional stream sediment sampling.

6.1.2	NLDNR, 1980-2009

During this period, the NLDNR Geological Survey Division and Department of Mines and Energy have conducted numerous studies in the Strange Lake area.

In 1980, in partnership with the GSC, the NL Department of Mines and Energy, Mineral Development Division released a detailed lake sediment, water and radiometric survey. This survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it lead directly to the IOC discovery of the Strange Lake Alkalic Complex and associated REE and High Field Strength Elements (HFSE) mineralization (McConnell, 1980).

In 1984, as exploration continued at Strange Lake by IOC, the NL Geological Survey Division conducted an aggregate resource assessment that investigated a possible transportation route from Strange Lake to the east coast of Labrador (Ricketts, 1984).

In 1988 The Department of Mines, Mineral Development Division conducted additional lake sediment and water geochemistry sampling with a focus on rare metal mineralization in granitoid terranes in the Churchill Province (McConnell, 1988). All geochemical data for the Strange Lake area was re-analysed in 2009 (Batterson and Taylor, 2009).

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Extensive geomorphological and surficial geology studies were conducted by NL government geologist Martin Batterson (and D.M. Taylor) in 1988, 1991, 2001, 2005, and 2009). Bedrock geology mapping was conducted by Ryan (2003) on NTS map sheets 14D/03, 04, 05 and 06 and 24A/08 and NL government geologists published research papers on the Strange Lake Alkalic Complex (e.g. Miller, 1986).

6.2	Mining Companies

6.2.1	IOC, 1979-1984

From September 1979 to March 1981, IOC completed several exploration programs on, and to the northeast of the Property. The exploration programs included:
•	reconnaissance geological mapping

•	a helicopter-borne radiometric survey

•	a ground radiometric survey

•	a limited amount of geochemical sampling including:
•	eight soil samples

•	six lake and stream sediment samples and one rock sample

•	a small track etch survey on eight sites

•	one 35.97 m diamond drill hole.
During this initial period of exploration, the Strange Lake Alkalic Complex was discovered and subsequent drilling up to 1984, of a total of 373 diamond drill holes, culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOC named the A Zone (renamed Main Zone by Quest).

From September 1981 to September 1982, IOC completed geological, geophysical and geochemical work on the NL side of the Strange Lake discovery. The geological mapping was completed at 1:50,000 and 1:10,000 scales with traversing on 200 m spaced intervals where gneisses were observed in a few scattered outcrops to the east and north of the alkali granite complex. Alkalic rock units (locally medium grained, fine grained and altered) were mainly observed; outcrop is sparse with less than 10% outcrop exposure in the vicinity of the Strange Lake Alkalic Complex.

Various geophysical surveys were conducted in the Strange Lake area in an attempt to delineate differences in lithology, alteration and/or mineralization within the bedrock covered by extensive overburden. These included Ground Magnetometer, Very Low Frequency Electromagnetic (VLF-EM), and Induced Polarization Resistivity (IP-RES) geophysical surveys. The magnetometer and VLF-EM surveys were useful at defining and updating the geological contacts between the gneisses and the alkali rocks as well as detecting gouge-rich, water saturated fault zone breaks and fracture zones highlighted by offsets and truncations. The IP-RES surveys permitted to correlate with zones of greater porosity within the altered peralkaline granite. The

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

geochemical surveys consisted of soil surface outcrop rock and water drill core analysis. Analytical data of ZrO2 and Y2O3 obtained from diamond drilling and bedrock mapping were used in the calculation of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOC.

A total of 373 diamond drill holes were completed and surveyed with the drill locations reported in the UTM coordinate system. The elevations are reported in metres. The Glacial Boulder Survey was carried out to trace the boulders to their sources. The survey was done by systematically checking every alkali boulder in the area with a portable GIS-4 integrating gamma-ray spectrometer. Two boulder trains were recognized; the northern train consisting of fine grained pegmatitic and medium grained granitic; the southern train is mainly made of pegmatite granite. A total of 133 boulders were sampled and assayed for yttrium, zirconium and niobium oxides.

From July 3rd, 1979 to September 25th, 1980, IOC completed geological and geochemical surveys. The geological survey was carried out at the reconnaissance scale. Only gneisses were encountered. The geophysical survey was carried out by a helicopter-borne radiometric survey at 100 ft terrain clearance and followed by a ground radiometric and magnetometer surveys.

Between January and December 1983, IOC completed geological, geophysical and geochemical surveys on the QC portion of the Strange Lake property. The geological survey was to re-map the alkali granite (1:10,000-scale), in order to better incorporate the drill hole and outcrop data and to search for new outcrop areas.

The ground spectrometer geophysical survey was carried out in the western part of the property to help trace anomalous till associated with the radioactive mineralized boulders previously located. Lines were surveyed 50 m apart with survey stations every 25 m. Boulders were discovered up-ice to all known bedrock sources and precisely located.

The geochemical survey consisted of outcrop sampling. Rock samples were analysed systematically for minor elements and selectively for major elements. A frost soil survey was carried out over the anomalous areas detected by the spectrometer survey. Only beryllium and yttrium returned significant anomalies. Geochemical surveys consisted of soil sediment and water samples. A photo interpretation was completed permitting terrain and structural features. East-west lineations, crags and tails were observed to be expressions of faults. North-east and south-west lineations were also observed.

IOC commissioned several metallurgical, conceptual and economic studies throughout the 1980’s to determine the economic viability of the deposit.

In 1982, IOC retained Witteck Development Inc. of Mississauga, Ontario, to conduct hydrometallurgical test work on Strange Lake concentrates for the extraction of

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

zirconium, beryllium, and REE’s. In 1983, IOC contracted K.D. Hester & Associates of Oakville, Ontario, to review the hydrometallurgical test work and update reagent costs. In March 1983, IOC retained Warren Spring Laboratory, in Hertfordshire, England, to report on the beneficiation of Strange Lake ore and the liberation of Y2O3, Nb2O5, ZrO2, BeO and REO’s.

In 1984, Hazen was retained to review the metallurgical test work and propose a preliminary process design and layout to treat 30,000 t/d of Strange Lake ore focussing on the extraction of Y2O3 and ZrO2, and beryllium and pyrochlore (niobiumore).

In 1984, IOC completed a preliminary feasibility study on Strange Lake based on an open pit scenario, 250,000 t/a operation with processing located in Schefferville. The products of this study included ZrO2, Y2O3 and Nb2O5.

In January and February 1985, IOC completed a cost estimate study and economic evaluation study. The economic evaluation study considered two scenarios:
1.	selling 200 t/a Y2O3 (99.99% grade)

2.	selling 300 t/a Y2O3 (at two different grades).
Each scenario also included LREO’s and HREO’s based on market prices at that time.

In March 1985, Arthur D. Little, Inc. completed a marketing and economic viability study on the Strange Lake deposit on behalf of IOC. Arthur D. Little, Inc. concluded that yttrium demand was unlikely to increase fast enough for a 1989 start up of operations and recommended further economic studies.

6.2.2	AME, 1980

Between June and July 1980, Armco Mineral Exploration Ltd. (AME) conducted a helicopter-supported exploration program within an area covered by the IOC 1979 airborne survey to the south of the Property. Limited geochemical sampling included 51 soil samples, two esker sand samples, and nine rock samples (Risto, 1981).

6.2.3	Acadia, 1990

In 1990, Kilborn Inc. was retained by Acadia Mineral Ventures Ltd. (Acadia) to conduct a preliminary economic analysis on the Strange Lake ore based on historic metallurgical test work.

6.2.4	Mitsui, 1992-1995

From 1992 to 1995, Mitsui Mining & Smelting Co., Ltd., or Mitsui Kinzoku in Japanese, (Mitsui), a Japan-based metals supplier, conducted a metallurgical research project on the Strange Lake Main Zone REE deposit. Between 1992 and

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

1993, Mitsui carried out a geological survey and study and preliminary chemical and physical tests. From 1994 to 1995, mineral processing and chemical processing tests were conducted on the Strange Lake Main Zone ore minerals (then referred to as the ‘A Zone’. The testwork focussed on yttrium, zirconium, niobium, cerium and fluorine. The report proposes future testwork on REE purification; however, it is unknown whether this work was conducted.

6.2.5	WMC, 2000-2001

During 2000 and 2001, WMC International Limited (WMC) completed a multi-faceted exploration program for copper and nickel over a very large area generally located northwest of the Property. Work included regional geological mapping and sampling, a greater than 60,000 line km aeromagnetic survey, a greater than 15,000 line km airborne EM survey, regional heavy mineral concentrate stream sediment sampling, a limited amount of ground electromagnetic (EM) and diamond drilling consisting of seven holes totalling 2,225 m and borehole EM surveying. Results from this exploration did not warrant additional work (McKinnon-Matthews et al., 2001 and Margeson et al., 2002).

6.2.6	Freewest, 2006 -2007

In 2006, Freewest staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration. From August to September 2006, Freewest completed an exploration program that included a helicopter-borne magnetic, EM and spectrometer geophysical survey and a prospecting and mapping program over seven of the claim blocks. The results of these exploration programs found anomalous uranium (U3O8) values in Blocks 1, 2, and 8 and an anomalous copper- nickel in Block 3 (Figure 6.1).

In late 2007, Freewest spun out its George River Project claims to Quest. The Property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Figure 6.1 Freewest George River Project Area (modified from Chamois and Cook, 2007)

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

7.0	GEOLOGICAL SETTING
7.1	Regional Geology

The Strange Lake Project “lies within the Paleoproterozoic Rae or SECP located in the northeastern Canadian Shield of Quebec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin” (Chamois and Cook, 2007).

The majority of the Property is located in the Mistinibi-Raude domain, but also lies within the Mistastin domain to the east, the George River Shear Zone and the De Pas domains to the west (Beauregard and Gaudreault, 2009).

The following is taken from Chamois and Cook, 2007.
The Labrador Trough underlies the westernmost portion of the area and has been described in detail by Dimroth et al. (1970). The Labrador Trough is interpreted to be a passive margin wedge located along, and overlying, the eastern edge of the Superior craton. It consists of a western, dominantly sedimentary succession with some alkali basalts and an eastern, generally younger, dominantly mafic to ultramafic igneous succession comprised of tholeiitic basalts, gabbros, spilites and ultramafics.
The descriptions of the following domains are modified from Van der Leeden et al. (1999).
The Laporte domain consists of immature metasedimentary rocks including pelitic and semipelitic schists, gneisses, meta-arkoses and mafic metavolcanics and metagabbros, along with minor quartzite, metaconglomerate, marble metamorphosed ultramafics. Lenses of migmatized ortho- and paragneisses of granodioritic composition occur regionally within the assemblage.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Figure 7.1 Regional Geology Map
Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

The Lake Tudor Shear Zone is a regional feature of up to 20 km width, which can be traced for over 150 km. It affects rocks of the Laporte domain to the west and of the De Pas domain to the east. Deformation within the zone is complex. Evidence exists for regional dextral shearing as well as contraction, bringing rocks in the east over rocks to the west.
The De Pas domain consists essentially of the De Pas Batholith and flanking gneisses. The De Pas Batholith is a composite body varying in composition from a charnockitic opdalite in the west to a granite or granodiorite in the east. It has been traced for over 500 km in length and varies from 20 km to 50 km in width. The enveloping rocks consist of quartzo-feldspathic gneisses varying from granulite facies west of the batholith to amphibolite facies east of it.

The George River Shear Zone is a regional feature that can be traced for over 200 km and varies in apparent width from 6 km to 20 km. It is heterogeneous in nature and includes units of the Mistinibi-Raude domain to the east and some of the eastern gneisses of the De Pas domain. It consists of mylonites and cataclasites of various composition including metasediments, a variety of intrusive suites and lesser metavolcanics. Kinematic indicators suggest early lateral ductile movements, mainly dextral but some sinistral, extensional movements and late contractional brittle-ductile movements.

The Mistinibi-Raude domain can be divided into three subdomains. The central subdomain is the largest and consists of migmatitic, semipelitic gneisses and lesser post-tectonic granite and metamafics and metaultramafics. The southern subdomain consists of mylonites in the north and a heterolithic assemblage of metabasalts, metagabbros, metadiorites and paragneisses elsewhere. A small northwestern subdomain consists mainly of a sedimentary assemblage comprised of meta-arkose, quartzitic wacke, quartzite and lesser metasiltstone and calcarenite.

The Mistastin domain includes several units defined in the Mistinibi-Raude domain and major Elsonian intrusions. These post tectonic intrusions include parts of the Mistastin Batholith, the Michikamau Anorthosite, some rapakivi granites and the Lac Brisson peralkaline granite. Pillet (1985) describes the Lac Brisson peralkaline granite in greater detail” (Chamoise and Cook, 2007).
7.2	Property Geology

The Property is underlain mainly by the post-tectonic Mistastin Batholith that dominates the area. This composite body includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small peralkaline intrusion called the Strange Lake granite intrudes the northeastern margin of the Mistastin Batholith and heterolithic Archean gneiss. This peralkaline granite, commonly referred to as the Strange Lake Alkalic Complex (SLAC) has been the focus of numerous academic and industry research and exploration (e.g. Miller, 1984; Miller, 1986; Salvi & Williams-Jones, 1990; Salvi and Williams-Jones, 1996) work. The SLAC comprises

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

several distinct phases that vary in modal abundance of rock forming minerals and the relative concentrations of REE and HFSE. Historically, IOC geologists differentiated these different phases based on the abundance of “exotic” minerals, which they describe as being comprised of gittinsite, elpidite, pyrochlore, zircon, clays, sphene, astrophyllite, narsarsukite and fluorite and other textural characteristics. Accordingly, they describe three general phases: an early “exotic-poor” (i.e. REE and HFSE poor) granite, “exotic-rich” granite and pegmatitic peralkaline granite (e.g. Miller, 1984). In general, these units comprise quartz, potassium feldspar, albite, arfvedsonite and exotic minerals. Additional examination by academic researchers following the early industry exploration and research differentiated these granitic phases by petrographic phase relationships: the exotic-poor granite was termed hypersolvus granite (one-feldspar system) and the exotic-rich granite was termed subsolvus (two-feldspar system) (e.g. Salvi & Williams-Jones, 1990). The highest concentrations of REE and HFSE are in the subsolvus granite and pegmatite-aplite phases. Recent research (e.g. Salvi & Williams-Jones, 1996) indicates that widespread high temperature (≥350°C) orthomagmatic sodium (Na)-rich fluids initially altered the subsolvus granites, which was followed by low temperature (≤200°C) externally derived calcium (Ca)-rich alteration fluids.
The western half of the Property is partially underlain by a north-south trending metasedimentary basin measuring from 15 km to 25 km in width and approximately 50 km in length. The basin consists of a 750 m to 1,000 m thick, subvertical sequence of weakly metamorphosed sandstone, arkosic sandstone and polymictic conglomerate. The upper portion of the stratigraphy consists of >90% whitish-pinkish quartz arenite with minor pebble-rich horizons. Cross bedding was identified in the western portion of the basin. Where present, the conglomerate occurs as elongated, oval-shaped lenses. The dominant north-south foliation appears to increase from west to east. This metasedimentary sequence is in contact with mafic metavolcanics, paragneisses and minor granitic intrusions to the west. To the east of the metasedimentary basin, interbedded grey phyllites, locally containing pyrite, were identified (Chamois and Cook, 2007).

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Figure 7.2 Property Geology Map

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

8.0	DEPOSIT TYPE

The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex, which has intruded along the contact between older gneisses and monzonites of the Churchill Province of the Canadian Shield (Beauregard and Gaudreault, 2009).

The Complex is sub-circular and consists of generally concentric, high-level granitic intrusions, bounded by sharp contacts with country rocks. Ring faults, at or near the contact of the alkalic complex, dip outward at low to moderate angles (20° to 35°). At the geometric centre of the complex is a small (approximately 1.5 km2) stock of medium grained, generally non-porphyritic ‘exotic-rich’ granite (see Figure 7.2) with very high overall values of Zr, Nb, Y, and REE. Rooted within this medium-grained granite stock are dykes of aplite-pegmatite that contain significant values of rare metals.

The principal deposits outlined to date are the B Zone, the subject of this report, and the Main Zone, situated 2.5 km to the southeast of the B Zone.

Many of the REE targets have been located by IOC using a combination of geophysical techniques including radiometric and VLF-EM, prospecting and mapping. Similar techniques, applied by Quest, have resulted in the discovery of additional REE exploration targets.

8.1	Genetic Model

Across the SLAC, there is a progressive enrichment in REE and HFSE, from a relatively low abundance in the hypersolvus granites, to a relative enrichment in the subsolvus granites. During the crystallization sequence, high-temperature, Na-rich fluids altered portions of the subsolvus granite, resulting in a relative depletion in Zr, Y, and REE relative to subsolvus granites that were not enriched in Na. It has been postulated that during the evolution of the subsolvus granites in the SLAC, the above elements were mobilized by Ca-free, fluorine (F)-rich fluids, forming REE-fluorine complexes (e.g. Salvi and Williams-Jones, 1996). Subsequently, externally-derived Ca-rich low-temperature fluids began mixing with F-rich fluids that were concentrated in the carapace of the intrusion; the calcium caused a destabilization of the fluorine complexes and resulted in the precipitation of low temperature REE and HFSE bearing phases and fluorite (Salvi and Williams-Jones, 1996). Thus, formation of the SLAC (or other peralkaline-hosted REE deposits) requires multiple phases of alteration including a the evolution of a fluorine-rich fluid to concentrate and mobilize REE and HFSE and the subsequent introduction of destabilizing Ca-rich fluids resulting in REE precipitation in order to form potentially economically exploitable mineralization (Salvi and Williams-Jones, 1996).

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

9.0	MINERALIZATION

Two distinct styles of mineralization have been encountered on the area of the Property. The first style of mineralization is comprised of alkali granite-hosted REE-rich pegmatites and aplites. The second style of mineralization is comprised of sheared discontinuous paragneiss-hosted uranium-bearing pegmatites along the Stewart Lake Trend approximately 14 km northeast of the B Zone deposit. Uranium mineralization in this area is not subject to this report.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplite. The REE and HFSE-bearing phases are hosted primarily in pegmatites as relatively fine-grained phases or pseudomorphs. The gangue phases comprise quartz, feldspar, amphibole and pyroxene. The potential ore minerals comprise predominantly kainosite (Ca-Y-Cerium (Ce) silica/carbonate), gerenite (Y-REE silicate), gadolinite (Y-Beryllium (Be)-REE silicate), zircon, pyrochlore and gittinsite (Jambor, 1990). Uranium (U) occurs as a minor element with an average of 68 ppm U.

Table 9.1 below illustrates the elements and common oxides that occur in the B Zone deposit (Websites: Quest, Web Mineral). References to TREO, unless otherwise stated, include Y2O3.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Table 9.1 List of Elements and Oxides Associated with Rare Earth Metal Mineralization

Element	Element Acronym	Common Oxides

Associated Elements and Oxides
Zirconium	Zr	ZrO2
Niobium	Nb	Nb2O5
Hafnium	Hf	HfO2
Beryllium	Be	BeO
Uranium	U	U3O8
Thorium	Th	ThO2

Yttrium	Y	Y2O3
Light Rare Earth Elements and Oxides
Lanthanum	La	La2O3
Cerium	Ce	Ce2O3
Praseodymium	Pr	Pr2O3
Neodymium	Nd	Nd2O3
Samarium	Sm	Sm2O3
Heavy Rare Earth Elements and Oxides
TREO
Europium	Eu	Eu2O3
Gadolinium	Gd	Gd2O3
Terbium	Tb	Tb2O3
Dysprosium	Dy	Dy2O3
Holmium	Ho	Ho2O3
Erbium	Er	Er2O3
Thulium	Tm	Tm2O3
Ytterbium	Yb	Yb2O3
Lutetium	Lu	Lu2O3

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

10.0	EXPLORATION

10.1	Geophysical Surveys, 2008-2009

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys. MPX Geophysics Ltd. was contracted by Quest to conduct the surveys over the Property. A total of 614.7 line km of north-south lines were flown, on 400 m flight line spacings over the Strange Lake Property at a nominal height of 40 m. An additional 71.0 line km of east-west lines were flown as tie-lines for a total of 685.7 line km.

The instrumentation included a differential real time Global Positioning System (GPS), and a Pico-Envirotec GRS-10 multi-channel gamma-ray spectrometer system, and a high sensitivity magnetometer installed on a single sensor fixed boom, seven feet in front of the helicopter rotor blade. The helicopter used was an AS350BA.

During the 2009 exploration season, Quest also conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

10.2	Exploration, 2009-2010

During the 2009 and 2010 exploration seasons, Quest collected a total of 714 samples from the Property, including 326 in 2009 and 388 in 2010. Samples were collected during prospecting, bedrock mapping and channel sampling. Geological mapping was conducted to further delineate historical geological maps, while channel sampling was done as follow-up on anomalous bedrock areas proximal to the B Zone. Figure 10.1 shows the exploration target areas on the Property. Figure 10.2 illustrates the locations of all 2009 and 2010 surface samples collected from the Property. Table 10.1 is a summary of the samples collected during 2009 and 2010 exploration.
Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Figure 10.1 Exploration Target Location Map

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Figure 10.2 Exploration Surface Sample Location Map

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Table 10.1 Summary of 2009 and 2010 Surface Sampling

	Mapping		Prospecting		Channel Sampling
Year							Total
	Outcrop	Float	Outcrop	Float	Outcrop	Float

2009	—	—	89	224	13	—	326
2010	121	4	21	154	77	—	377

Total	121	4	110	378	90	—	703

10.3	Geological Mapping, 2010

Geological mapping was conducted during the 2010 exploration program and was focused within the extents of the SLAC. The purpose of mapping was to increase the accuracy of historical geology maps of the SLAC and to provide context for channel samples in an area of complex structure and geology south of the B Zone termed the “fluorite-hematite breccia zone”. Mapping samples were generally restricted to outcrop.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

11.0	DRILLING

11.1	Drilling , 2009

11.1.1	2009 Drill Program

Quest completed a drill program on the Property between July and September, 2009. The drill program consisted of 3,930.5 m from 49 BQ ‘thin-kerf’ (BQTK) size drill holes over the B Zone and Main Zone deposits. A total of 19 drill holes were completed on the B Zone totalling 2,180.7 m of drilling and their locations are listed in Table 11.1 and shown in Figure 11.1 below. The remaining 30 drill holes were conducted on the Main Zone and are not subject to this report. An additional five drill holes were conducted for bulk sampling purposes totalling 340.0 m.

Quest contracted Boreal Drilling, based in Val d’Or, QC to carry out the drilling for the 2009 drill program. The drilling was conducted using two Versadrill 0.8 drills. The drill program was supported by helicopters from Canadian Helicopters, based out of Sept-Îles, QC, using a Bell206L and a Eurocopter B2 (A-Star).

The drill program over the B Zone was conducted to confirm historic drilling by IOC and to test a significant airborne radiometric anomaly, approximately 2,000 m by 500 m, that surface sampling confirmed was related to REE mineralized boulders and outcrop.

All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with thicknesses ranging up to 36.17 m and averaging 13.45 m. The thicknesses are apparent as the drill holes are, with the exception of BZ09015, all sub-vertically dipping and the lithological and mineralized units appear to dip gently (5° to 10°) to the northwest.

The drill core was logged on site and entered directly into Gemcom GemsloggerTM and all drill core was photographed prior to sampling. The drill core was sampled on intervals ranging from 0.2 m to 2.0 m, split in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. The drill core boxes from the 2009 drill program are stored at Quest’s Mistinibi Camp, located 45 km south of the B Zone deposit.

Table 11.1 summarizes the drill holes completed on the B Zone deposit.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Table 11.1 Summary of 2009 B Zone Drilling

Drill	UTM*	UTM*	Elevation	Bearing	Dip	Length
Hole	(Easting)	(Northing)	(m)	(°Az)	(°)	(m)

BZ09001†	428016.069	6243135.246	449.004	0	-90	101.0
BZ09002	428123.161	6243049.776	455.807	0	-90	75.0
BZ09003	427946.934	6242952.709	460.367	0	-90	75.5
BZ09004†	428003.607	6242842.408	474.385	0	-90	101.0
BZ09005	428031.147	6242779.245	486.724	0	-90	125.0
BZ09006	428215.196	6242879.106	482.379	0	-90	112.5
BZ09007	428322.788	6242704.763	518.328	0	-90	152.0
BZ09008†	427873.632	6242674.166	488.948	0	-90	93.5
BZ09009†	427863.717	6242576.185	500.547	0	-90	136.0
BZ09010	427771.970	6242852.044	461.225	0	-90	101.0
BZ09011	427701.191	6242637.601	478.877	0	-90	112.7
BZ09012	427599.707	6242746.605	463.167	0	-90	102.5
BZ09013	427805.865	6242390.381	521.959	0	-90	144.5
BZ09014	427573.176	6242491.753	492.824	0	-90	150.5
BZ09015†	427851.484	6243130.114	446.379	147	-60	111.0
BZ09016†	427832.723	6242764.085	472.420	0	-90	104.0
BZ09017	428311.257	6243109.844	458.376	0	-90	110.0
BZ09018	428399.866	6242981.378	476.914	0	-90	120.0
BZ09019	428211.257	6243067.634	459.027	0	-90	101.0

Note:      *UTM coordinates are based on the NAD83 datum, Zone 20

                † Drill hole deepened in 2010
All 2009 drill hole collars, at the Strange Lake Project, were surveyed by Groupe Cadoret, based in Baie-Comeau, QC. All collars were surveyed with an R6 and R8 Trimble real time differential GPS and were surveyed to an accuracy of 0.001 m.
All down-hole surveys were conducted on all drill holes using a Reflex EZ-AQ, a magnetic surveying instrument. The Reflex instrument was calibrated at the factory before being used in the field.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Figure 11.1 B Zone 2009 Drill Hole Location Map

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

11.1.2	Bulk Sampling Drilling

In addition to the diamond drill program, a bulk sample was collected from an additional five-hole drill program for the purpose of metallurgical test work.

Bulk sampling drilling was conducted by the same drilling contractor at the BZ09001 drill site. A total of five BQTK-size drill holes were completed for the bulk sample, for a total of 340.0 m, drilled in a fan pattern (see Figure 11.1) at the drill site and are listed in Table 11.2 below. The bulk sample drilling was conducted from one drill site at various intersecting angles to the lithology and mineralization trend to minimize the costs of moving the drill to other sites.

Table 11.2 Summary of the 2009 Bulk Sample Drilling

Drill	UTM	UTM	Elevation	Bearing	Dip	Length
Hole	(Easting)	(Northing)	(m)	(°Az)	(°)	(m)

BS09001	428016	6243135	449	0	-90	45.5
BS09002	428016	6243135	449	330	-75	50.0
BS09003	428016	6243135	449	330	-50	119.0
BS09004	428016	6243135	449	150	-75	50.0
BS09005	428016	6243135	449	150	-50	75.5

Total						340.0

The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014.3 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200 L fuel drums. The drums were wire sealed and sent by deHavilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson; only two trips were required for three drums of samples. From Schefferville the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling. From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen.

Metallurgical test work by Hazen was completed in November, 2010.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

11.2	Drilling, 2010

From July to October 2010, Quest completed an extensive diamond drill program on the Property that consisted of approximately 14,270 m from 78 BQ ‘thin-wall’ (BTW) size drill holes over the B Zone deposit as well as the deepening of some the 2009 drill holes. The aims of the 2010 drill program were to infill and continue to define the known deposit and resource. This drill program brings the total number of drill holes, excluding the 2009 bulk sample holes, completed on the B Zone deposit to 97 totalling roughly 17,474 m. Drill hole locations for the 2010 drill programs are shown in Figure 11.2 and listed in Appendix B.

For the 2010 drill program, Quest contracted Boreal Drilling to carry out the diamond drilling. The drilling was carried out using up to three Versadrill 0.3 drills and was supported by Eurocopter BA (A-Star) helicopter from Canadian Helicopters, based out of Sept-Îles, QC. The helicopter and crew were permanently stationed at Quest’s exploration camp.

All 78 drill holes from the 2010 drill program encountered pegmatite-hosted REE mineralization with thicknesses ranging up to 53.37 m (BZ10040) and averaging 15.08 m. The thicknesses approximate true thicknesses as the drill holes plunge sub-vertically (with the exception of BZ09015 and BZ10030), while the lithology and mineralized units are sub-horizontal or dip gently, approximately 5° to 10°, to the northwest.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and sampled on intervals ranging from 0.2 m to 2.0 m. Once completed, the drill core was sawn in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. All drill core was photographed after the core was sawn in half.

The drill core boxes from the 2010 drill program are stored on site, in outdoor core racks at Quest’s Strange Lake exploration camp. This is located adjacent to the B Zone, on the edge of Lac Brisson.

All 2010 drill hole collars, at the Strange Lake Project, were surveyed by Corriveau J.L. & Associates Inc., based in Val-d’Or, QC. All collars were surveyed with an R8 Trimble real time differential GPS and were surveyed to an accuracy of ± 0.03 m horizontal (X-Y) and ± 0.05 m vertical (Z).

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Figure 11.2 2010 Drill Program, Drill Hole Location Map
11.3	Drilling , Winter 2011

Quest conducted a winter drilling program in January 2011. A total of 3,005.6 m of drilling was completed on the B Zone from 21 drill holes to test the northern extension of the mineralized pegmatite and granite units that gently dip underneath Lac Brisson. Included in this drilling is one drill hole completed for metallurgical and geotechnical testing. These drill holes are listed in Table 11.3 below and shown in Figure 11.3.

At the time of writing, the assay analysis of the drill core from this drill program was not yet complete.

This drilling is not included in the current resource estimate update.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Table 11.3 Summary of 2011 Winter Drill Program

Drill	UTM*	UTM*	Elevation	Bearing	Dip	Length
Hole	(Easting)	(Northing)	(m)	(°Az)	(°)	(m)

BZ11097	428110.00	6243261.00	445.25	0	-90	153.0
BZ11098	428014.00	6243234.00	445.25	0	-90	150.0
BZ11099	428110.00	6243261.00	445.25	142	-50	154.0
BZ11100	428014.00	6243234.00	445.25	142	-50	156.0
BZ11101	428082.00	6243328.00	445.25	0	-90	129.0
BZ11102	427985.00	6243295.00	445.25	0	-90	117.0
BZ11103	428045.00	6243393.00	445.25	0	-90	140.0
BZ11104	428053.00	6243280.00	445.25	0	-90	159.0
BZ11105	428195.00	6243279.00	445.25	150	-65	159.0
BZ11106	428143.00	6243309.00	445.25	0	-90	119.0
BZ11107	428061.00	6243242.00	445.25	150	-55	95.1
BZ11108	428192.00	6243329.00	445.25	0	-90	168.0
BZ11109	428156.00	6243387.00	445.25	0	-90	137.0
BZ11110	427965.00	6243221.00	445.25	150	-50	149.0
BZ11111	428255.00	6243321.00	445.25	0	-90	139.0
BZ11112	428015.00	6243340.00	445.25	0	-90	117.0
BZ11113	428217.00	6243383.00	445.25	0	-90	89.0
BZ11114	428184.00	6243439.00	445.25	0	-90	129.0
BZ11115	428305.00	6243311.00	445.25	0	-90	138.5
BZ11116	428366.00	6243315.00	445.25	0	-90	107.0
BZ11117	428278.00	6243375.00	445.25	0	-90	149.0
MET11001	428107.00	6243146.00	457.00	170	-55	152.0

TOTAL						3,005.6

Note: *UTM coordinates are based on the NAD83 datum, Zone 20

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Figure 11.3 2011 Winter Drill Program, Drill Hole Location Map

Quest Rare Minerals
Strange Lake Project
B Zone 2011
Winter Drilling
Quest Collars Global
Year
2009
2010
2011
Inclined Hole Traces
Regular Traces
Met Traces
Inclusion bearing granite
Strange Lake Air Strip
NAD83/ZONE20N
SCALE: 1:2,500
428000
428100
428200
428300
428400
6243500
6243400
6243300
6243200
6243100
BZ11114
BZ11103
BZ11109
BZ11113
BZ11117
BZ11112
BZ11101
BZ11108
BZ11111
BZ11106
BZ11115
BZ11116
BZ11102
BZ11104
BZ11105
BZ10074
BZ11097
BZ11099
BZ11107
BZ11110
BZ11100
BZ11098
BZ10077
BZ10043
BZ10060
BZ10065
BZ10040
MET11001
BZ10093
BZ09001
BZ10044
BZ09017
BZ10034
BZ10078
BZ10041
BZ09019
BZ10089
BZ09002
BZ10035
BZ10059

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

12.0 SAMPLING METHOD AND APPROACH
The following is an excerpt Quest’s Sampling Procedure and Quality Control-Quality Assurance (QA-QC) Protocol from 2009. There has been no change to this protocol for the 2010 drill program. Wardrop has reviewed and observed the following QA-QC protocol and finds this meets or exceeds industry standards and norms.
12.1	Introduction
Sampling procedures and accepted QA-QC protocol dictate that a minimum of 5% of samples should comprise QA-QC samples i.e. standards, duplicates and blanks. Quest will endeavour, whenever possible to apply this protocol to all samples collected. To this end, the following describes the procedure for insertion of standard, blank and duplicate samples.
12.2 General
All tag books will be entered into a master sample tracking database and assigned to individual geological staff so that each person will be linked to the samples they collected. This database will also list where standards, blanks and duplicates are inserted and will differentiate drill core samples from rock samples. Sample tag books shall be pre-labelled to insure that QA-QC samples are not missed or placed out of sequence. The second tag in the books should be marked on not the first. The first tag goes with the sample to the lab.
It is important that all QA-QC samples are “blind”, that is, that the name of the standard and blank are not marked on the sample bag or the tag that is sent to the lab; likewise duplicate samples should not be labelled as duplicates on the tags that go to the lab. Table 12.1 summarizes the frequency and type of QA-QC samples to be used by Quest staff.

Table 12.1 QA-QC Sample Description

Sample Type	Sample (set 1)	Sample (set 2)	Frequency
Sample Type	Sample (set 1)	Sample (set 2)	Frequency
Duplicate (A/B)	xxxx48	xxxx98	1/50
	(duplicate of xxxx47)	(duplicate of xxxx97)
Blank (high purity silica sand)	xxxx25	xxxx75	1/50*
Standard BZLG[1]	xxxx00	n/a	1/50
Standard BZMG[1]	n/a	xxxx50	1/50

Note:	*unless inserted after high-grade core

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

12.3	Sampling Procedure

Samples should not overlap between different rock and/or sharply defined alteration types, such as dark green alteration in the granite (this does not include presence or absence of melacratic inclusions at Strange Lake); therefore where geological and/or alteration contacts occur, the sample should be split at the contact. Mineralized or anomalous zones, including all pegmatites but otherwise defined as having elevated radioactivity and or focused zones of alteration, should aim to be 1 m or less but greater than 20 cm, while unmineralized (average background radioactivity or weakly altered) samples should aim to be 2 m long; exceptions to this may be at the end of the drill hole (last sample) if there is minimal alteration; samples should never exceed 3 m.

For each sample, the from-to interval shall be marked on the core using yellow grease pencils by putting arrows at the start pointing down-hole and at the finish of the interval pointing up-hole (e.g. [à your sample # here ß]). The sample number shall be clearly marked on the core. In the case of duplicate samples, a line shall be drawn down the middle of the core and each sample number marked on either side of the line. The line is a guide for the technician so that they can saw the core first in half as per normal sampling and then split that half — each duplicate is thus a quarter of the core. When entering sample info for duplicates into the drilling database, duplicates should be named “Duplicate A” and “Duplicate B” — the former being the sample duplicated and the latter being the duplicate. Sample tags shall be inserted at the beginning of a sample interval and where duplicates occur, sample tags can be placed adjacent to each other at the start of the interval. All core samples are split by core saw.

12.4	QA-QC Protocol

To attain a minimum of 5% QA-QC sample rate, standards and blanks will be inserted as two standard samples per 100 hundred samples (2%) and two blank samples per hundred samples (2%). Duplicate samples will be inserted as two every hundred samples as well (2%). Importantly, as an additional check on lab procedures and cleanliness, for any interval of high-grade mineralization greater than 2 m (i.e. two samples) an additional blank may be inserted following the final mineralized samples. Clear communication between the geologist and the technician must be maintained to insure that these blanks are being inserted properly.

12.5	Rock Sample Protocol

A similar rate of QA-QC samples shall be used for rock samples, where standards, blanks and duplicates are inserted one per fifty samples. As per above, sample tag books will be pre-marked with these QA-QC samples written on the tags to insure they are not used for rock samples. The geologist who prepares sample shipments

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

is responsible for gathering used tag books and inserting the QA-QC samples to the sample shipments.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Sample Preparation

All drill core and rock samples are sent by aircraft directly to Actlabs preparation laboratory in Goose Bay. Employees, officers, and directors of Quest have not conducted any sample preparation prior to the samples being sent to Actlabs.

Upon arrival at ActLabs preparation laboratory in Goose Bay, as a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

Quest’s samples were prepared under ActLabs Code RX 1. This is a crush of the sample (of less than 5 kg) with up to 75% of the material passing a 2 mm screen, split to 250 g, and pulverized under hardened steel to 95% passing through 105 micron screen.

Actlabs, also as a routine practice, automatically uses cleaner sand between each sample. The quality of crushing and pulverization is routinely checked as part of Actlabs quality assurance program.

The prepared samples were then sent, by Actlabs, to their laboratory in Ancaster, Ontario, for Analysis. The remaining sample pulps and sample rejects are stored at the preparation facility in Goose Bay.

13.2	Sample Analysis

Upon receipt of the samples at Actlabs in Ancaster, the samples underwent several analyses for the various elements and lithogeochemistry. The following are extracts from Actlabs website.

13.2.1	Actlab Code: Code-8 REE Assay Package; F Option

Samples of 0.2 g are fused with a combination of lithium metaborate and lithium tetraborate in an induction furnace to release the fluoride ions from the sample matrix. The fuseate is dissolved in dilute nitric acid, prior to analysis the solution is complexed and the ionic strength adjusted with an ammonium citrate buffer. Subsequent analysis is by Induced Coupled Plasma/Mass Spectroscopy (ICP/MS).

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The fluoride ion electrode is immersed in this solution to measure the fluoride-ion activity directly. An automated fluoride analyzer from Mandel Scientific is used for the analysis. The detection limit on fluorine is 0.01% F.

13.2.2	Actlab Code: 4LITHO-Quant (11+) Major Elements Fusion

A 1 g sample is digested with aqua regia and diluted to 250 ml volumetrically. Appropriate international reference materials for the metals of interest are digested at the same time. The samples and standards are analyzed on a Thermo Jarrell Ash ENVIRO II simultaneous and sequential ICP, Varian Vista 735 ICP or Thermo 6500 ICP. Tables 13.1 and 13.2 illustrate the detection limits of the various elements and compounds.
Table 13.1 Trace Elements and Detection Limits (ppm)

	Detection	Upper	Reported
Element	Limit	Limit	By
Ag	0.5	100	ICP/MS
As	5	2,000	ICP/MS
Ba	3	500,000	ICP
Be	1	—	ICP
Bi	0.4	2,000	ICP/MS
Ce	0.1	3,000	ICP/MS
Co	1	1,000	ICP/MS
Cr	20	10,000	ICP/MS
Cs	0.5	1,000	ICP/MS
Cu	10	10,000	ICP/MS
Dy	0.1	1,000	ICP/MS
Er	0.1	1,000	ICP/MS
Eu	0.05	1,000	ICP/MS
Ga	1	500	ICP/MS
Gd	0.1	1,000	ICP/MS
Ge	1	500	ICP/MS
Hf	0.2	1,000	ICP/MS
Ho	0.1	1,000	ICP/MS
In	0.2	200	ICP/MS
La	0.1	2,000	ICP/MS
Lu	0.04	1,000	ICP/MS
Mo	2	100	ICP/MS
Nb	1	1,000	ICP/MS
Nd	0.1	2,000	ICP/MS
Ni	20	10,000	ICP/MS
Pb	5	10,000	ICP/MS
Pr	0.05	1,000	ICP/MS
Rb	2	1,000	ICP/MS
Sb	0.5	200	ICP/MS
Sc	1	—	ICP
Sm	0.1	1,000	ICP/MS
Sn	1	1,000	ICP/MS
Sr	2	10,000	ICP
Ta	0.1	500	ICP/MS
Tb	0.1	1,000	ICP/MS
Th	0.1	2,000	ICP/MS
Tl	0.1	1,000	ICP/MS
Tm	0.05	1,000	ICP/MS
U	0.1	1,000	ICP/MS
V	5	10,000	ICP
W	1	5,000	ICP/MS
Y	2	10,000	ICP
Yb	0.1	1,000	ICP/MS
Zn	30	10,000	ICP/MS
Zr	4	10,000	ICP
Note: ICP/MS — Induced Coupled Plasma/Mass Spectroscopy

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Table 13.2 Fusion ICP Detection Limits

Oxide	Detection Limit (%)
SiO2	0.01
Al2O3	0.01
Fe2O3	0.01
MgO	0.01
MnO	0.001
CaO	0.01
TiO2	0.001
Na2O	0.01
K2O	0.01
P2O5	0.01
Loss on Ignition	0.01
13.2.3	Actlab Code: 4E—XRF (FOR Niobium)

Niobium was analyzed separately by X-Ray Fluorescence (XRF) due to the low upper detection limit in the ICP/MS method.

The trace elements analyses are done on pressed powder pellets made from 6 g of sample. Spectral interferences are corrected from pre-calculated interfering factors. Because of the trace level (<1,000 ppm) of the analytes, only the mass absorptions are corrected for matrix effects. The mass absorption coefficients are derived from measuring the Compton scatter of the rhodium (Rh)-tube. The background and mass absorption corrected intensities are then calculated against the calibrations constructed from 24 international geological reference materials. Table 13.3 presents the detection limits for the XRF analysis.
Table 13.3 Elements and Detection Limits (ppm)

	Detection	Upper
Element	Limit	Limit
Ga	5	10,000
Pb	5	1,000
Sn	5	10,000
Nb	1	10,000
Rb	2	20,000
13.3	Sample Security

From the drill core logging facility, once a sample interval of drill core was logged and sawed in halves, one half core was replaced in the core box and the other half core placed in a sample bag with its corresponding sample tag and sealed.

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The individual sample bags of drill core are placed in rice bags and, then sealed and labelled. The rice bags of core samples are stored in the core logging facility until an available transport is able to fly the rice bags to Actlab’s sample preparation facility in Goose Bay, NL. From Goose Bay, the prepared samples were sent to Actlabs laboratory facility in Ancaster, Ontario, for analysis. The remaining pulps and sample rejects are stored in Actlab’s facility in Goose Bay. Wardrop is of the opinion that the sample preparation, security, and analytical procedures are adequate and satisfactory.

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14.0 DATA VERIFICATION
14.1	Site Visit, August 2010

A site visit was conducted by Paul Daigle, Senior Geologist for Wardrop, on August 5 and 6, 2010. The trip consisted of a visit to the B Zone deposit and adjacent ground and included an inspection and review of the core logging and sampling facilities and core storage areas. The location of several of the 2009 and 2010 drill hole collars was verified.

The 2010 drill program was underway at the time of the site visit therefore core logging and sampling procedures were observed first hand. Wardrop observed that Quest has conducted its exploration and drill activities on the Property to a standard that meets or exceeds industry norms.

14.2	Data Verification

Upon receipt of the final assay database, Wardrop verified the assay data in the database with the original assay certificates from ActLabs.

Ten of the 97 drill holes from the 2010 B Zone drill program were selected based on spatial location and all REE elements, zirconium, niobium, hafnium, beryllium, uranium and thorium were checked against the original assay certificates. The drill holes verified were:
BZ10020
BZ10027
BZ10034
BZ10046
BZ10058
BZ10064
BZ10070
BZ10082
BZ10087
BZ10093
These drill holes and their assay values account for a total of 13% of additional drilling within the updated drill hole database, not including previous data verification of the 2009 drill hole database. No errors were encountered during the data verification of the assay database for these drill holes and only one sample, from drill hole BZ10034, was found to be missing.

Wardrop also conducted verification on the calculated oxides of the REEs. All REOs were calculated based on the assay values in ppm multiplied by the molecular weight of the REE. There were no errors in the conversion of the REE in ppm to their associated oxides. Nb was assayed for, and reported as, Nb2O5 and did not require a conversion factor. Table 14.1 shows the conversion factors used in the database.

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Table 14.1 List of Element to Oxide Conversion Factors

	Element	Common	Oxide
Element	Acronym	Oxides	Conversion Factor

Zirconium	Zr	ZrO2	1.351
Niobium	Nb	Nb2O5	1.431
Hafnium	Hf	HfO2	1.179
Beryllium	Be	BeO	2.775
Uranium	U	U3O8	1.179
Thorium	Th	ThO2	1.138

Lanthanum	La	La2O3	1.173
Cerium	Ce	Ce2O3	1.171
Praseodymium	Pr	Pr2O3	1.170
Neodymium	Nd	Nd2O3	1.166
Samarium	Sm	Sm2O3	1.160
Europium	Eu	Eu2O3	1.158
Gadolinium	Gd	Gd2O3	1.153
Terbium	Tb	Tb2O3	1.151
Dysprosium	Dy	Dy2O3	1.148
Holmium	Ho	Ho2O3	1.146
Erbium	Er	Er2O3	1.143
Thulium	Tm	Tm2O3	1.142
Ytterbium	Yb	Yb2O3	1.139
Lutetium	Lu	Lu2O3	1.137
Yttrium	Y	Y2O3	1.270

14.3	Assay Check

Independent samples were taken while on the site visit by Wardrop. The samples were collected by a sawing a quarter of previously sampled drill core, from the same sample interval, under the supervision of Wardrop. The samples were tagged, sealed, and kept by Wardrop for the duration of the site visit and transported from Strange Lake to Toronto. The samples were sent to ALS Canada Ltd. in North Vancouver, British Columbia (BC), and the assay results were compared with the Quest sample analysis from Actlabs.

The ALS analyses differ from Actlabs in that the difference in analysis preparation in that at ALS the samples undergo a lithium borate fusion prior to acid digestion, whereas, at Actlabs the samples undergo a mixed lithium borate fusion and an aqua regia digestion. Inconsistencies may arise from the different sample preparation methods.

The results between REEs show minor variations in the granite lithology. The results between REEs from the pegmatite intervals show higher variations, mainly in the HREEs in the pegmatite lithology. The variations in the pegmatite lithology may be

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Strange Lake B Zone Resource Model Update

indicative of a more ‘nuggety’ emplacement of REE bearing minerals and, therefore, greater differences in assay results even within the drill core samples are expected.

The samples collected by Wardrop were taken from intervals with an abundance of REE bearing minerals and, although not representative of the pegmatites, appear consistently higher than those of Quest. This may be due to real variations within the mineralized pegmatite. Since HREEs occur with relatively low values, any variations in absolute differences show a greater percentage difference.

Results of the check assay samples and corresponding sample analysis by Quest are shown in Tables 14.2 and 14.3 below.

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Strange Lake B Zone Resource Model Update

Table 14.2 Summary of Check Sample Collected by Wardrop

Wardrop	Quest	Drill	Core	Sample Interval
Sample No.	Sample No.	Hole	Box	(m)	Lithology

204776	105265	BZ10022	12	49.93-51.57	Granite
204777	110116	BZ10021	8	33.90-34.47	Pegmatite
204778	100362	BZ10023	5	20.88-21.86	Pegmatite

Table 14.3 Comparison of Assay Results for REEs (all assay values are in ppm as elements, not oxides)

Wardrop
Sample No.	Drill Hole	La	Ce	Pr	Nd	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu	Y

204776	BZ10022	854	1990	229	824	233	16.85	238	54.8	407	88.2	284	44.2	266	37.2	2460
204777	BZ10021	514	1090	122	364	86.5	9.65	106.5	26.5	243	74.9	316	65.9	452	81	2100
204778	BZ10023	2550	6370	699	2050	362	20.1	340	58.2	430	114.5	435	90	601	113.5	3370

Quest Sample No.
105265	BZ10022	830	1970	217	770	199	11.2	201	45.5	348	82.4	279	46	316	49.5	2318
110116	BZ10021	558	1280	132	479	134	10.1	157	39.3	335	90.9	364	76.8	621	102	2590
100362	BZ10023	2540	6540	747	2330	429	20.9	310	64	492	128	494	96.2	776	129	3911

	BZ10022	24	20	12	54	34	5.65	37	9.3	59	5.8	5	-1.8	-50	-12.3	142
Difference (ppm)	BZ10021	-44	-190	-10	-115	-47.5	-0.45	-50.5	-12.8	-92	-16	-48	-10.9	-169	-21	-490
	BZ10023	10	-170	-48	-280	-67	-0.8	30	-5.8	-62	-13.5	-59	-6.2	-175	-15.5	-541

	BZ10022	3%	1%	6%	7%	17%	50%	18%	20%	17%	7%	2%	-4%	-16%	-25%	6%
Difference (%)	BZ10021	-8%	-15%	-8%	-24%	-35%	-4%	-32%	-33%	-27%	-18%	-13%	-14%	-27%	-21%	-19%
	BZ10023	0%	-3%	-6%	-12%	-16%	-4%	10%	-9%	-13%	-11%	-12%	-6%	-23%	-12%	-14%

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Strange Lake B Zone Resource Model Update

15.0 ADJACENT PROPERTIES
There are no significant mineral occurrences adjacent to the Property. It should be noted, however, it is thought that a significant proportion of the Main Zone deposit is situated across the QC border in the ‘exempt lands’ in NL (Quest Website: Corporate Presentation, September 2009).

Exploration Midland Inc., a Montreal-based mineral exploration company, holds the mineral rights to a block of mineral claims (Ytterby 1) adjacent to the south of the property and is located approximately 5 km south of the B Zone deposit. The Ytterby 1 block of claims cover the lower majority of the Strange Lake peralkaline granite located on the northwestern margin of the Mistastin Batholith. To date, there has been no significant REE mineralized discovered on these claims, however, MRNF regional lake sediment sampling have found elevated La and Y values (Website: Midland, 2011).

Hinterland Resources Ltd. (Hinterland) hold the mineral rights to one of four mineral claims adjacent to the northwest of Quest’s mineral claims (Website: Hinterland, 2011). To date, Hinterland has completed a data compilation of the area and proposes an airborne geophysical survey in 2011 (Hinterland MD&A, 2010).

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16.0 MINERAL PROCESSING AND METALLURGICAL TESTING
Wardrop has reviewed the metallurgical reports from Hazen of Golden, Colorado, for test works that were undertaken at the request of Quest. Three samples from the B Zone of the ore body, weighing a total of approximately one tonne, were made available for mineralogical and chemical characterization as well as process development. One of the samples was high-grade ore, reportedly representing the pegmatitic ore zone, and was used for the major part of the investigation. The other two samples were lower grade with respect to rare earth content and are referred to as low-grade and altered ore.

The work completed by Hazen focused on two primary objectives; the first dealing with the mineralogy and beneficiation of the Strange Lake B Zone ore samples, and the second dealing with preliminary metallurgy and leaching of the REE from this ore.

The mineralogical investigation consisted of detailed QEMSCAN analyses to characterize the REE mineralization and associated gangue constituents, which are primarily made up of quartz and feldspar. Rather than establishing the exact identity of each REE mineral in the classical sense, emphasis was placed on metallurgically oriented issues such as grain size, intergrowth textures, and other features providing guidance for selection of physical upgrading options of the REE values. These analyses revealed that the REE mineralization is complex, consisting of several REE mineral species but also REE–yttrium-bearing gangue minerals (i.e. not actual REE mineral species). The results of the QEMSCAN are summarized in Table 16.1.
Table 16.1 Mineral Abundance

	Ore
	High-grade	Low-grade	Altered
Mineral	QEMSCAN Analysis, mass%

Quartz	40.4	32.7	31.4
Feldspar	22.3	34.7	38.6
Silicate gangue	16.2	18.3	17.2
Fluorite	1.67	0.75	1
Calcite	0.14	0.11	0.07
Apatite	0.13	0.09	0.07
Fe oxide-hydroxide	2.70	2.03	1.77
Epidote (REE+Y)	1.11	1.59	1.95
Zircon (REE+Y)	5.02	3.71	2.24
Pyrochlore (REE+Y)	0.88	0.63	0.28
table continues...

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Strange Lake B Zone Resource Model Update

	Ore
	High-grade	Low-grade	Altered
Mineral	QEMSCAN Analysis, mass%

Bastnäsite (Y)	0.06	0.003	0.003
Thorite (REE+Y)	0.51	0.33	0.26
Monazite	0.28	0.06	0.16
Ca-Y-REE-silicates	2.63	0.92	0.82
FeCaZr(Ti)-silicates (REE+Y)	1.12	0.75	0.64
Gittinsite	3.63	2.6	2.74
Other minerals[a]	0.21	0.18	0.2
Others (unidentified)[b]	1.06	0.65	0.67

Total	100.0	100.0	100.0

Note:	[a] Minerals that are identified but are considered unimportant

[b] Analysis points that could not positively be identified
Physical upgrading tests included gravity concentration using diagnostic heavy-liquid separation, tabling, centrifugal concentration, froth flotation, and magnetic separation. With the limited scope of process options investigated, dry high-intensity magnetic separation proved to be the most effective method of REE upgrading. Magnetic separation recovered nearly 85% of the contained yttrium and HREE from high-grade ore while rejecting about half of the material. The recovery was somewhat less for low-grade and altered ore. The test work was then refocused to investigate acid leaching of the whole ore, and a magnetic separation concentrate.
Dilute acid agitation leaching was performed on finely ground magnetic concentrate (from high-grade ore) and high-grade ore. The acid dose was varied and leaching was performed at near 80°C for 12 hours. The best yttrium extractions obtained were 64% and 74% for the magnetic concentrate and high-grade ore, respectively. These results were obtained at the highest acid doses used, 284 and 455 kg/t of feed. Zirconium extractions in these leaches were less than 50% in these experiments.
Hazen also examined an acid bake followed by dilute acid leaching. This approach has been used for processing ilmenite, monazite cracking, and has been shown to produce good recoveries of yttrium and REEs on samples from Bokan Mountain in Alaska. In Hazen’s experiments, the ground ore was mixed with strong acid and heated to 220°C for 1 hour. After this treatment, the material was leached in dilute acid. On finely ground high-grade ore, the extractions of yttrium and TREE were around 80 to 88% with total acid additions in a range of 500 to 750 kg/t of feed. The zirconium extractions were from 55% to a little over 60%. Slightly higher extractions of yttrium and TREE were obtained on altered ore concentrate and low-grade concentrates with zirconium extractions of 72 and 63%, respectively. Filtration of the leach slurry was rapid after acid bake-leaching.
Hazen is confident that a technically suitable process flowsheet can be prepared. However, additional process development work is needed, including:

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•	optimization of the acid—bake—leach process and the design of a suitable reactor

•	the separation of the yttrium, REE, and possibly other elements into saleable concentrates or products

•	the removal (and disposal) of unwanted impurities, particularly beryllium and thorium

•	pilot-scale testing of the finalized flowsheet.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Introduction

The Resource Estimate Update for the B Zone REE deposit is prepared to comprise two domains (granite and pegmatite) as a result of improved knowledge of the deposit gained from the additional drill hole information and the estimate is based on that premise.

A cut-off grade of 0.579 TREO% was chosen for the Strange Lake B Zone deposit resource estimate update based on the economics derived from a Whittle open pit optimization, as detailed in Section 18.0. Wardrop considers this cut-off grade to be reasonable.

17.1.1	Database

Quest has supplied all of the digital data for the resource estimate. This data was compiled from the assay analysis, which came directly to Quest from ActLabs in Adobe Acrobat and Microsoft Excel formats, and was imported into Gemcom GEMS 6.2.4 Resource Evaluation Edition.

The drill hole dataset included the header files and 16 other tables (including tables for the survey files, assay files and lithology files). All tables from Quest have been imported into GEMS. The dataset included 97 drill holes with 10,725 assay values, and 447 survey readings. All drill holes were used in the interpretation of the B Zone. A manual check on the database was made to search for obvious errors, such as negative values and overlapping sample intervals, prior to statistical treatments. No errors were found in the database.

17.1.2	Specific Gravity

Quest conducted bulk density readings on 631 samples from the B Zone. Quest collected the bulk density data on samples of whole core during the 2009 drilling campaign using the immersion method at the Vale Sudbury offices and performed according to the Vale protocol. However, for the 2010 drilling program, Quest determined the bulk density of various rock types in the field using samples of split core and followed the same Vale protocol (Appendix C). The bulk density readings in the B Zone database were grouped into 141 pegmatite samples and 490 granite samples.

Overall, the specific gravity values range from 2.48 to 2.99 g/cc. The summary statistics of the specific gravity results are listed in Table 17.1.

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Table 17.1 Summary Statistics for Specific Gravity Data (g/cc)

	Count	Minimum	Maximum	Standard Deviation	Mean

Pegmatite	141	2.51	2.99	0.08	2.74
Granite	490	2.48	2.90	0.04	2.72

For purposes of the resource estimate, all pegmatites in the block model were assigned to a density of 2.74 g/cc and all granites in the block model and country rock, were assigned a density of 2.72 g/cc.

17.2	Exploratory Data Analysis

Exploratory data analysis is the application of various statistical tools to explain the characteristics of the data set. In this case, the objective is to understand the population distribution of the grade elements through the use of such tools as histograms, descriptive statistics and probability plots.

17.2.1	Raw Assays

Raw assay statistics for the entire dataset are shown in Table 17.2. Raw Statistics by domain are shown in Tables 17.3 and 17.4. Only those values greater than zero were used in the statistical analysis. A summary of descriptive statistics for all REOs by domain may be found in Appendix D.
Table 17.2 Raw Assay Statistics (No Zeroes)

					Be	U	Th
	Length	ZrO2%	Nb2O5%	HfO2%	(ppm)	(ppm)	(ppm)

Count	10,726	10,725	10,725	10,725	10,725	10,725	10,725
Minimum	0.030	0.010	0.002	0.0002	9	2	8
Maximum	4.000	11.556	3.217	0.244	10,140	1,110	29,200
Mean	1.583	2.071	0.203	0.050	344	64	353
Standard Deviation	0.599	0.960	0.163	0.021	500	48	537
Variance	0.359	0.922	0.027	0.0004	250,249	2,270	288,479
Coefficient of Variance	0.378	0.464	0.802	0.417	1.455	0.741	1.523

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Table 17.3 Summary of Raw Assay Statistics for Pegmatites

	Length	ZrO2	Nb2O5	HfO2	Th	U	Be	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Count	1845	1845	1845	1845	1845	1845	1845	1845	1845	1844	1845	1844	1812	1844	1843	1845	1843	1844	1841	1845	1845	1845
Minimum	0.03	0.012	0.002	0.000	8.400	2.000	9.000	0.001	0.003	0.002	0.001	0.001	0.001	0.001	0.001	0.001	0.001	0.001	0.001	0.000	0.000	0.003
Maximum	3.52	11.101	3.217	0.203	29200	1110	10140	5.830	14.169	1.732	6.763	1.100	0.287	0.593	0.128	0.964	0.219	0.638	0.096	0.499	0.062	6.589
Mean	0.76	3.176	0.381	0.071	762	124	823	0.188	0.443	0.050	0.183	0.049	0.003	0.053	0.012	0.090	0.021	0.068	0.011	0.069	0.010	0.654
Standard Deviation	0.37	1.474	0.290	0.032	1115	85	978	0.221	0.567	0.068	0.255	0.054	0.007	0.053	0.013	0.092	0.021	0.062	0.009	0.048	0.006	0.637
Variance	0.14	2.173	0.084	0.001	1243889	7176	956682	0.049	0.321	0.005	0.065	0.003	0.000	0.003	0.000	0.009	0.000	0.004	0.000	0.002	0.000	0.406
Coefficient of Variance	0.48	0.464	0.762	0.454	1.463	0.682	1.188	1.176	1.280	1.369	1.390	1.107	2.305	1.005	1.025	1.025	0.988	0.916	0.808	0.690	0.598	0.974

Table 17.4 Summary of Raw Assay Statistics for Subsolvus Granites

	Length	ZrO2	Nb2O5	HfO2	Th	U	Be	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Count	8880	8880	8880	8880	8880	8880	8880	8880	8880	8880	8880	8880	8863	8880	8879	8880	8880	8880	8879	8880	8880	8880
Minimum	0.00	0.1044	0.031	0.0027	14.600	4.400	14.000	0.012	0.024	0.003	0.010	0.002	0.001	0.002	0.001	0.003	0.001	0.002	0.001	0.002	0.000	0.048
Maximum	4.00	11.566	2.155	0.244	5780	540	7686	1.314	2.494	0.271	1.034	0.194	0.013	0.291	0.073	0.499	0.103	0.279	0.033	0.147	0.024	3.247
Mean	175	1.841	0.166	0.045	268	52	244	0.124	0.261	0.029	0.109	0.024	0.001	0.023	0.005	0.031	0.007	0.022	0.003	0.022	0.003	0.214
Variance	0.24	0.355	0.007	0.000	48002	352	45918	0.001	0.006	0.000	0.001	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.009
Standard Deviation	0.49	0.596	0.081	0.014	219	19	214	0.037	0.076	0.009	0.033	0.007	0.001	0.008	0.002	0.013	0.003	0.010	0.002	0.010	0.001	0.094
Coefficient of Variance	0.28	0.324	0.489	0.305	0.819	0.361	0.877	0.300	0.291	0.298	0.307	0.311	0.429	0.346	0.405	0.428	0.445	0.446	0.458	0.450	0.463	0.439

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Strange Lake B Zone Resource Model Update

17.2.2	Capping

Cumulative probability plots and descriptive statistics were used to assess the need for capping of metal assays. Typically, a step-change in the profile or a separation of the data points is present if there are different populations in the dataset. High value outliers will show up in the last few percent of a cumulative probability plot (in the 97% to 100% range) and the break in the probability distribution may be selected as a capping level.

Figure 17.1 and 17.2 show examples of the histogram and cumulative frequency plots for the raw uncapped Y2O3% data for the pegmatite domain and subsolvus granite domain respectively. Histogram and cumulative frequency plots for the 21 metal and metal oxides may be found in Appendix E.

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Figure 17.1 Histogram and Cumulative Probability Plot for Y2O3%; Pegmatite Domain

QUEST: Strange Lake B Zone - PEGMATITES Y2O3% (uncapped)
Frequency (Percent)
Y2O3%
0.00
0.63
1.25
1.88
2.50
N 1846
m 0.65
σ² 0.41
σ/m 0.97
min 0.00
q0.25 0.29
q0.50 0.41
q0.75 0.76
max 6.59
Class width = 0.05
The last class contains
all values ≥ 2.45

QUEST: Strange Lake B Zone - PEGMATITES Y2O3% (uncapped)
Y2O3%
Cumulative Probability (percent)

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Figure 17.2 Example of Histogram and Cumulative Probability Plot for Y2O3%; Subsolvus Granite Domain

QUEST: Strange Lake B Zone - GRANITES Y2O3% (uncapped)

Frequency (Percent)
Y2O3%
0.00
0.63
1.25
1.88
2.50
0
5
10
15
20
N 8881
m 0.21
σ^2 0.01
σ/m 0.44
min 0.00
$q_{0.25}$ 0.17
$q_{0.50}$ 0.20
$q_{0.75}$ 0.23
max 3.25
Class width = 0.05
The last class contains all values ≥ 2.45

QUEST: Strange Lake B Zone - GRANITES Y2O3% (uncapped)

Y2O3%
10
1.0
0.10
0.010
0.0010
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

In the B Zone deposit, the assay data for the two domains were examined separately. A separate capping value was applied to the raw data of the six associated metals and metal oxides and the 15 REOs for each domain. Table 17.5 below summarizes the capping levels for each metal and metal oxide by domain and the number of affected assay values.
Table 17.5 Summary of Capping Levels

	Pegmatite Domain		Subsolvus Granite Domain
		Number of		Number of
Oxide or	Capped	Assay Values	Capped	Assay Values
Element	Value	Capped	Value	Capped

ZrO2%	8.00	5	7.00	6
Nb2O5%	2.50	6	1.00	4
HfO2%	—	—	0.17	7
Be (ppm)	6500	5	3000	4
U (ppm)	700	2	270	5
Th (ppm)	8500	1	3200	5

La2O3%	2.00	2	0.70	2
Ce2O3%	5.00	2	2.00	2
Pr2O3%	0.70	2	0.20	2
Nd2O3%	2.20	2	—	—
Sm2O3%	0.40	3	0.15	5
Eu2O3%	0.03	1	—	—
Gd2O3%	0.40	4	—	—
Tb2O3%	—	—	—	—
Dy2O3%	0.70	4	0.20	6
Ho2O3%	0.14	5	0.07	1
Er2O3%	0.50	4	0.17	4
Tm2O3%	0.08	3	—	—
Yb2O3%	0.40	3	—	—
Lu2O3%	0.05	2	—	—
Y2O3%	5.00	2	2.00	1

Note: ‘-’ indicates no capping applied
For comparison of the overall affect of capping of raw data, Table 17.6 shows statistical comparison on the raw and capped data for Y2O3%, globally and by domain. A summary of descriptive statistics for all raw and capped metals and metal oxides may be found in Appendix F.

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Table 17.6 Comparison of Capped and Uncapped Y2O3%

	Y2O3 (%)	Y2O3 (%)
	Uncapped	Capped

Pegmatite and Granite Domains

Count	10,725	10,725
Minimum	0.003	0.003
Maximum	6.589	5.000
Mean	0.289	0.289
Variance	0.105	0.101
Standard Deviation	0.323	0.318
Coefficient of Variation	1.118	1.100

Pegmatite Domain

Count	1,845	1,845
Minimum	0.003	0.003
Maximum	6.589	5.000
Mean	0.654	0.652
Variance	0.405	0.389
Standard Deviation	0.637	0.624
Coefficient of Variation	0.974	0.957

Granite Domain

Count	8,880	8,880
Minimum	0.048	0.048
Maximum	3.247	2.000
Mean	0.214	0.213
Variance	0.009	0.008
Standard Deviation	0.094	0.090
Coefficient of Variation	0.438	0.422

17.2.3	Composites

In the GEMS project, the table “2M_COMP”, and the point area tables “2mComposites” and “2mCompsRAW” were created for composited interval data and composited point data (capped and raw 2 m composite data) respectively.

Table 17.7 shows the descriptive statistics for the assay sample lengths of the raw data set for the B Zone deposit. It was decided that 2 m composite length would give the optimum results for the block modelling.
Table 17.7 Statistics on the Assay Sample Lengths of the Raw Data

	Count	Minimum	Maximum	Average	Standard Deviation

Length (m)	10,725	0.03	4.0	1.55	0.55

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A total of 8,297 composite samples were created constrained to the solid intersections of the pegmatite and granite domains. Any assay values listed as below detection limit were set to half the detection limit and was done prior to compositing. A total of 636.2 m composites were used for the interpolation of the pegmatite domain and a total of 7,661.2 m composite samples were used for the interpolation of the granite domain. All composite data was used in the interpolation of the B Zone deposit.

For comparison of the overall affect of capping levels, Table 17.8 shows statistical comparison for the 2 m composites on the raw and capped data for TREO%, globally and by domain. A summary of descriptive statistics for capped 2 m composites data by domain may be found in Tables 17.9 and 17.10 below. A detailed list of the capped 2 m composite data by domain is found in Appendix G.

Table 17.8 Comparison of Capped and Uncapped TREO% 2 m Composite Data

	TREO (%)	TREO (%)
	Uncapped	Capped
Pegmatite and Granite Domains
Count	8,297	8,297
Minimum	0.126	0.126
Maximum	9.280	7.177
Mean	0.941	0.939
Variance	0.156	0.146
Standard Deviation	0.396	0.382
Coefficient of Variation	0.421	0.407
Pegmatite Domain
Count	636	636
Minimum	0.449	0.449
Maximum	8.215	7.177
Mean	1.648	1.644
Variance	0.918	0.893
Standard Deviation	0.958	0.945
Coefficient of Variation	0.582	0.575
Granite Domain
Count	7,66	7,661
Minimum	0.126	0.126
Maximum	9.280	4.403
Mean	0.882	0.881
Variance	0.048	0.039
Standard Deviation	0.220	0.198
Coefficient of Variation	0.249	0.225

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Table 17.9 Summary of Capped 2 m Composite Data Statistics for Pegmatites

	ZrO2_C	Nb2O3_C	HfO2_C	Be_C	U_C	Th_C	La2O3_C	Ce2O3_C	Pr2O3_C	Nd2O3_C	Sm2O3_C	Eu2O3_C	Gd2O3_C	Tb2O3_C	Dy2O3_C	Ho2O3_C	Er2O3_C	Trn2O3_C	Yb2O3_C	Lu2O3_C	Y2O3_C
Count	636	636	636	636	636	636	636	636	636	636	636	636	636	636	636	636	636	636	636	636	636
Minimum	0.053	0.067	0.001	21.395	19.901	77.660	0.035	0.085	0.009	0.031	0.007	0.000	0.007	0.002	0.016	0.005	0.014	0.002	0.011	0.002	0.147
Maximum	7.076	1.501	0.153	4370	442	4862	0.945	2.389	0.267	0.922	0.189	0.012	0.220	0.052	0.362	0.083	0.256	0.038	0.213	0.029	2.677
Mean	3.017	0.377	0.068	676	119	634	0.167	0.385	0.043	0.156	0.041	0.002	0.044	0.011	0.077	0.018	0.059	0.010	0.062	0.009	0.561
Standard Deviation	1.145	0.036	0.001	352088	3639	320697	0.011	0.066	0.001	0.012	0.001	0.000	0.001	0.000	0.003	0.000	0.001	0.000	0.001	0.000	0.147
Variance	1.070	0.191	0.024	593.370	60.327	560.301	0.103	0.257	0.030	0.107	0.027	0.002	0.029	0.007	0.055	0.012	0.038	0.005	0.031	0.004	0.384
Coefficient of Variance	0.355	0.505	0.356	0.878	0.509	0.894	0.615	0.668	0.699	0.692	0.654	0.669	0.665	0.710	0.709	0.686	0.640	0.572	0.498	0.454	0.684
Table 17.10 Summary of Capped 2 m Composite Data Statistics for Subsolvus Granites

	ZrO2_C	Nb2O3_C	HfO2_C	Be_C	U_C	Th_C	La2O3_C	Ce2O3_C	Pr2O3_C	Nd2O3_C	Sm2O3_C	Eu2O3_C	Gd2O3_C	Tb2O3_C	Dy2O3_C	Ho2O3_C	Er2O3_C	Trn2O3_C	Yb2O3_C	Lu2O3_C	Y2O3_C
Count	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661	7661
Minimum	0.186	0.027	0.004	18.070	4.955	18.165	0.013	0.027	0.003	0.011	0.002	0.000	0.002	0.000	0.003	0.001	0.002	0.000	0.003	0.000	0.037
Maximum	5.228	1.115	0.128	2058.941	280.617	3118.205	0.648	1.586	0.213	0.698	0.128	0.009	0.138	0.032	0.189	0.058	0.149	0.024	0.131	0.015	1.373
Mean	1.819	0.161	0.045	241	51	263	0.125	0.263	0.029	0.110	0.124	0.001	0.023	0.005	0.031	0.007	0.021	0.003	0.022	0.003	0.213
Standard Deviation	0.439	0.064	0.010	162	16	158	0.027	0.059	0.007	0.026	0.006	0.000	0.006	0.002	0.011	0.003	0.008	0.001	0.009	0.001	0.080
Variance	0.193	0.004	0.000	26205	255	24933	0.001	0.003	0.000	0.001	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.006
Coefficient of Variance	0.241	0.395	0.233	0.671	0.314	0.600	0.217	0.225	0.234	0.240	0.242	0.357	0.275	0.337	0.357	0.384	0.390	0.406	0.395	0.395	0.375

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Strange Lake B Zone Resource Model Update

17.2.4	Contact Profiles

Contact profiles were made to confirm the limits of the two domains. As a validation of the pegmatite and subsolvus granite domains, a series of contact profiles were created on 2 m composite sample intervals for LREO%, HREO% and TREO%. The contact profiles confirm the boundaries of the pegmatite and granite domains are hard contacts and also demonstrate that the pegmatites, in general, contain higher concentrations of HREO (including yttrium).

Figures 17.3 to 17.5 present the three contact profiles for LREO%, HREOY% and TREOY%.

Figure 17.3 Contact Profile for LREO%

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Figure 17.4 Contact Profile for HREO% + Y2O3

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Figure 17.5 Contact Profile for TREO% + Y2O3

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17.3	Geological Interpretation

The B Zone deposit was interpreted using a combination of lithological and assay data from all 97 drill holes. Two major lithological domains were recognized during the logging of the drill core: pegmatites and subsolvus granites. Subsidiary units were classified as shown in Table 17.11.

Table 17.11 List of Rock Codes

Lithology	Rock Code (Type)	Rock Code (Type)

0	AIR	Air
1	WATER	Water
8	OB	Overburden
9	CR	Country Rock
99	GC	Ground up Core
101	PEG	Pegmatite
102	APLPG	Aplitic Pegmatite
103	APL	Aplite
104	BX	Breccia
105	QTZ	Quartz Vein
201	ISUB	Inclusion Bearing Subsolvus Granite
202	SUB	Subsolvus Granite
203	EISUB	Elpidite inclusion-bearing Granite
The mineralized subsolvus granite unit is volumetrically the most abundant rock type in the B Zone deposit. The mineralized granite was constrained to the limits of the 2009 and 2010 drill holes and to an area of influence of 50 m beyond the outer drill holes (Figure 17.6). The wireframe was constrained at depth to the base of the drill holes where the area of influence was reduced to a 25 m radius around the drill hole trace. There are two wireframes that make up the subsolvus granite wireframe.

ISUB	total	final

ISUB	NEdeep	final
Interpretation of the pegmatite zone proved more complex. Initial interpretations of the pegmatite occurrences were prepared on cross section by showing the drill hole fences. However, the pegmatite’s thickness was observed to vary widely from section to section in, what appears to be, an interfingering of the lithological unit or units.
In order to capture the variation between drill hole cross-sections, an Indicator Kriged wireframe was attempted.

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Figure 17.6 Subsolvus Granite Wireframe*

Note:	*Perspective View Looking North; No Scale

17.3.1	IK Wireframe

Indicator Kriging (IK) is a method used to define geology where it is complex and/or drill data configuration inhibits robust sectional geological interpretations.

For the B Zone deposit, where correlation of the pegmatite between drill hole cross sections is variable, IK was considered appropriate for define the pegmatite unit.

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To undertake IK interpolation, the target cells within the block model represent the pegmatite. The drill hole samples, on 2.0 m composites, were defined by the constraining subsolvus granite wireframe and indicator variography was performed on the relevant domain. The indicator for the variogram was determined according to pegmatite lithology. In indicator variography and kriging, all rock types of from 99 to 105 are set to one, and rock types from 201 to 203 are set to zero.

The cells within the block model were then kriged, with interpolations ranging from zero to one within each block. This interpolation provided a probability of that block being pegmatite or granite, with cells approaching one having a very high probability (of being pegmatite), and cells approaching zero of having a very low probability (of being pegmatite). This can also be interpreted as the proportion of the cell which can be pegmatite.

Indicator Kriging Wireframe

Based on a review of the results of the IK block model, it was determined that constraining the blocks with a 45% and greater probability demonstrated the best continuity with the least amount of isolated blocks. That is, the IK wireframe defines a 45% probability of being pegmatite was generated. A constraining solid wireframe was created in GEMS using the 45% probability as an indicator cut-off. All blocks within this wireframe were assigned as pegmatite.

Figure 17.7 shows two perspective views of the IK block model and the IK solid wireframe used for the resource estimate looking towards the northwest. Note the depth from the drill hole collars to the top of the wireframe. This wireframe represents the interpreted mineralized pegmatite domain within the deposit.

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Figure 17.7 B Zone Deposit IK Solid Wireframe and Drill Holes*

Note:	*Perspective View Looking North; No Scale

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17.3.2	IK Interpolation and Spatial Analysis

The indicator probabilities were interpolated using an OK method. All 97 drill samples, consisting of 10,725 composite samples, were used for the variography for IK interpolation. The variography was generated using SAGE 2001TM software.

A single pass was used to interpolate block using OK method. The maximum number of samples per drill hole is limited to 6 using a maximum of five drill holes. The number of composites and drill holes used is summarized in Table 17.12 and the Search Ellipse parameters are summarized in Table 17.13. The search ellipse for the IK interpolation is shown in Figure 17.8.

Table 17.12 Number of Composites and Drill Holes for IK Interpolation.

			Maximum No. of
Profile	No. of Composites		Samples per Drill	No. of Drill Holes
Name	Min.	Max.	Hole	Min.	Max.
IK_FINAL	6	30	5	2	6
ID_FORIK	6	30	5	2	6
Table 17.13 Search Ellipse Parameters for IK Interpolation.

Profile		Rotation			Range		Search
Name	About Z	About Y	About Z	X (m)	Y (m)	Z (m)	Type
IKTEST	-133	0	0	200	90	30	Ellipsoidal
Figure 17.8 IKTEST Search Ellipse for IK Interpolation

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17.3.3	IK Variography

Composited drill hole data was exported as a text file (.csv format) and imported into SAGE 2001TM. Down-hole variograms, using a lag distance equal to the composite length, were created for each of the separate domains. From the down-hole variograms, the nugget was estimated at 15% of the total data variance (sill).

The distance between drill holes ranges between approximately 50 m up to 100 m and several lag distances were attempted. A 40 m lag distance was employed for the IK variography to produce the experimental variogram over the 1,200 m strike of the deposit. All variograms utilized 22.5[o] bandwidths, 15[o] directional increments and 0.5 (50%) tolerance to optimize orientations.

Modeled variography results for the IK interpolation were recorded as a report file, and plot files for visual reference and are listed in Appendix H.

Variography Parameters

In GEMS, the convention used for variography parameters for Kriging profiles is right hand in the Z direction, right hand in the Y direction and right hand rotation in the Z direction. SAGE 2001TM software allows for the anisotropy results and rotation conventions to be output in GEMS format as described. Table 17.14 summarizes the variography parameters used for OK interpolation, labelled ZDOMAIN.

Table 17.14 Variography Parameters for IK Interpolation

		Rotation			Range
Structure	Sill	About Z	About Y	About Z	X (m)	Y (m)	Z (m)	Components
C0	0.15
C1	0.741	-133	-8	14	150.6	80.4	18.8	Spherical
C2	0.109	-50	14	25	943.0	1818.0	6716.0	Spherical
17.3.4	Final Interpretation

The final wireframes and rock codes used for the resource estimate of B Zone deposit are shown in Table 17.15.

Table 17.15 Wireframe Solid Names and Description

Wireframe			Rock Code	Lithological Code
Lith	OB	final	8	Overburden
PEG	IND-0.45	final	100	Pegmatite
ISUB	total	final	200	Subsolvus Granite
ISUB	NEdeep	Final	100	Subsolvus Granite

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17.4	Block Model
A single block model was created to cover the known B Zone REE deposit. Table 17.16 shows the bounding GEMS coordinates for the block model. Figure 17.9 is a screen capture from the GEMS project of the B Zone showing the block model origins.
     Table 17.16 Block Coordinates for the Strange Lake B Zone Block Model

B Zone	Minimum	Maximum
Easting	427200	428800	320 columns
Northing	6242000	6243600	320 rows
Elevation	80	530	90 levels
     Figure 17.9 Block Model Origin for the Strange Lake B Zone Block Model

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Strange Lake B Zone Resource Model Update

A block size of 5 m x 5 m x 5 m was used for block model and resource estimate. The block size was chosen to accommodate future open pit optimizations and design.

Wardrop considers the block size adequate for this type of REE deposit. As the drill holes were drilled on approximately 60 m spacings along the drill fences, and up to 100 m between drill fences, the chosen block size allows for 10 to 18 blocks to be interpolated between drill holes. This block size is considered acceptable for the B Zone block model as there is a relatively low variation of data between drill holes in the predominant mineralized subsolvus granite domain.

Although there is a higher variation of data between drill holes in the pegmatite domain, the data makes up a smaller proportion of the overall sample population and is constrained to the IK wireframe in the upper portion of the B Zone deposit.

The block model folders created in GEMS for the Strange Lake B Zone Project are shown in Figure 17.10.

Figure 17.10 Block Model Folders for the Strange Lake B Zone Project

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17.4.1	Variography
Samples used for variography are a function of geological interpretation. As there are two domains, the 2 m composites were assigned rock codes based on the intersection of the two domains. For example, a total of 8,297 composite samples were used in the estimation where 636, 2 m composite samples occur within the pegmatite domain and 7,661, 2 m composite samples occur within the granite domain. The variography was generated using SAGE 2001™ software.

Table 17.17 Variogram Parameter Profiles and Associated Metals

Profile
Name	Metals

100_LREO	La2 O3, Ce2 O3, Nd2 O3, Sm2 O3
200_LREO	La2 O3, Ce2 O3, Nd2 O3, Sm2O3
100_HREO	Be, U, Th, Eu2 O3 , Gd2 O3, Tb2O 3, Dy 2O 3 , Ho 2O 3, Er 2O 3, Tm 2 O3 , Yb2 O3 , Lu2O 3, Y 2O 3
200_HREO	Be, U, Th, Eu2 O3, Gd 2 O3 , Tb2 O3 , Dy2 O3 , Ho2 O3 , Er2 O3, Tm 2O 3, Yb 2O 3, Lu 2O 3 , Y 2O 3
100_ZR	ZrO2 , HfO2
200_ZR	ZrO2 , HfO2
Composited drill hole data was exported as a text file (.csv format) and imported directly into SAGE 2001™. Down hole variograms, using a lag distance equal to the composite length, were created for each of the separate domains. From the down-hole variograms, the nugget was estimated at 0.2.

The distance between drill holes ranges between approximately 60 m up to 100 m Lag distances of 30 m, 35 m, 40 m, 45 m, and 50 m were created. A lag distance of 50 m was employed for variography as this presented the best fit curves for variography. The number of lags used was 25, which was deemed sufficient to cover 1,250 m, that is, the strike length of the known deposit. All variograms utilized 22.5° bandwidths, 15° directional increments and 0.5 (50%) tolerance to optimize orientations.

Experimental variography was subsequently used to calculate best-fit modeled variography. If a lag contained less than 100 sample pairs in down-hole variography, or less than 350 pairs for spatial variography, they were ignored. Similarly, calculations were weighted by pairs. Two spherical structures were used for both down hole and spatial modelling and orientations used were customized to GEMS requirements.

Modeled variography results were recorded as a report file, and plot files for visual reference and are listed in Appendix I.

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Strange Lake B Zone Resource Model Update

17.4.2	Variography Parameters
In GEMS, the convention used for variography parameters for Kriging profiles is right hand in the Z direction, right hand in the Y direction and right hand rotation in the Z direction. SAGE 2001TM software allows for the anisotropy results and rotation conventions to be output in GEMS format as described. Table 17.18 summarizes the variography parameters used for OK interpolation.

Table 17.18 Variography Parameters

			Rotation	Rotation	Rotation
Profile	Sill	Search	About	About	About	X	Y	Z	Search
Name	=1	Anisotropy	Z	Y	Z	Range	Range	Range	Type

C0
(nugget)	0.200	—	—	—	—	—	—	—	—
		Rotation
C1	0.679	ZYZ	7	1	15	56.1	32.4	7.0	Spherical
		Rotation
C2	0.121	ZYZ	-67	83	-7	56.2	584.1	200.2	Spherical
17.4.3	Interpolation Plan and Spatial Analysis
The interpolation methods used for populating the block model were OK and Nearest Neighbour (NN). Inverse Distance Squared (ID2) interpolation was carried out on selected capped and uncapped data as a validation.
For the OK and ID2 interpolations, two passes were used; Pass 1 and Pass 2. For the NN interpolation only one pass, Pass 2, was used.
For the two passes for the OK interpolation, for each domain, a minimum of 6 composite samples and a maximum of 18 composite samples were used on the first pass, and; a minimum of 3 samples and a maximum of 12 samples were used on the second pass; to interpolate a block for the 15 REOs, ZrO2%, Nb2O5%, HfO2%, Be, U, and Th. This allows the blocks to be interpolated by using composite assay values from at least two drill holes to estimate a block on the first pass and at least one drill hole on the second pass. A summary of the interpolation passes are described in Table 17.19.
Table 17.19 Description of Interpolation Passes

Profile	Search Ellipse	Number of Composite	Maximum Samples per
Name	Parameters	Samples Used	Drill hole

100_P1	100 m x 50 m x 25 m	Minimum 6; Maximum 18	3
100_P2	200 m x 100 m x 50 m	Minimum 3; Maximum 12	3
200_P1	120 m x 60 m x 30 m	Minimum 6; Maximum 18	3
200_P2	240 m x 120 m x 60 m	Minimum 3; Maximum 12	3

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Strange Lake B Zone Resource Model Update

It should be noted that Be, U and Th were interpolated as elements in the block model and converted to their common oxides (BeO, U3O8 and ThO2) for reporting their results.

A detailed list of parameters for the search ellipses for this resource estimate is shown in Table 17.20. Figures 17.11 and 17.12 illustrate the orientation of the four separate Search Ellipses used in the interpolation of the B Zone deposit.

Table 17.20 Search Ellipse Parameters

Profile	Search	Rotation	Rotation	Rotation	X	Y	Z	Search
Name	Anisotropy	About Z	About Y	About Z	Range	Range	Range	Type
100_P1	Rotation ZYZ	-133°	-8°	14°	100 m	50 m	25 m	Ellipsoidal
100_P2	Rotation ZYZ	-133°	-8°	14°	200 m	100 m	50 m	Ellipsoidal
200_P1	Rotation ZYZ	-133°	-8°	14°	120 m	60 m	30 m	Ellipsoidal
200_P2	Rotation ZYZ	-133°	-8°	14°	240 m	120 m	60 m	Ellipsoidal

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Strange Lake B Zone Resource Model Update

Figure 17.11 Search Ellipses 100_P1 and 100_P2 for the Pegmatite Domain

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Figure 17.12 Search Ellipses 200_P1 and 200_P2 for the Granite Domain

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Figure 17.13 presents the resulting OK interpolation, at the 425 m elevation, illustrating the general trend of the mineralization in a north/northeast direction.

Figure 17.13 Block Model Plan Section (425 m elevation) Showing TREO%*
Note:	*Illustrating north/northeast trend of the REO mineralization; perspective view looking north, no scale; Block Size is 5 m x 5 m x 5 m
17.4.4	Mineral Resource Classification

The updated block model and mineral resource for the Strange Lake B Zone deposit is classified as having both Indicated and Inferred Resources based on drill hole spacing and sample data population. The resource update is constrained to within 50 m of the outside drill holes delineating the current deposit. Block below a depth of 200 m from surface remained unclassified due to the low density of sample data below this depth. The block model is further constrained by a Whittle pitshell, Pitshell 55, using Gemcom WHITTLE software. The pitshell was developed over the B Zone block model using all block in the model. The Whittle pit optimization is described in Section 18.0 of this report.

Figures 17.14 and 17.15 illustrate the constraining wireframe and Pitshell 55 respectively.

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Figure 17.14 Strange Lake B Zone Block Model; Perspective View, Looking North; showing TREO%
Figure 17.15 Strange Lake B Zone Deposit; Perspective View, Looking North; showing TREO%

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The mineral resource estimates for the Strange Lake B Zone deposit, effective April 8, 2011, at 0.579 TREO% cut-off grade are: an Indicated Resource of 140.3 Mt at 0.933 TREO% and an Inferred Resource of 89.6 Mt at 0.882 TREO%. The resources were estimated by OK method for the 15 individual REOs and six associated metal oxides. The TREO%, HREO% and LREO% are a sum of the individual interpolations. No recoveries have been applied to the interpolated estimates.

Tables 17.21 and 17.22 below summarize the Indicated and Inferred Resource estimates for the Strange Lake B Zone deposit at various cut-off grades above a 0.579 TREO% cut-off. Tables 17.23 and 17.24 present the Indicated and Inferred Resource Estimates by individual REOs respectively.

Figure 17.16 below compares the grades and tonnages between the Indicated and Inferred Resources for TREO% within Pitshell 55.

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     Table 17.21 Indicated Resource Estimate for the Strange Lake B Zone Deposit

TREO%	Density	Tonnage										HREO:TREO
Cut-off	(t/m3)	(t x 1000)	ZrO2%	Nb2O5%	HfO2%	BeO%	U3O8%	ThO2%	TREO%	HREO%	LREO%	Ratio
1.20%	2.72	8,095	2.77	0.37	0.06	0.19	0.01	0.07	1.655	0.849	0.806	51%
1.10%	2.72	12,044	2.59	0.33	0.06	0.17	0.01	0.06	1.487	0.733	0.754	49%
1.00%	2.72	23,052	2.32	0.27	0.05	0.13	0.01	0.05	1.274	0.586	0.688	46%
0.95%	2.72	36,359	2.17	0.24	0.05	0.12	0.01	0.05	1.164	0.511	0.653	44%
0.90%	2.72	60,529	2.06	0.21	0.05	0.10	0.01	0.04	1.068	0.449	0.619	42%
0.85%	2.72	93,139	2.00	0.20	0.05	0.09	0.01	0.04	1.000	0.408	0.592	41%
0.80%	2.72	120,526	1.96	0.19	0.05	0.08	0.01	0.04	0.961	0.385	0.575	40%
0.75%	2.72	135,033	1.94	0.18	0.05	0.08	0.01	0.03	0.941	0.375	0.566	40%
0.70%	2.72	138,967	1.94	0.18	0.05	0.08	0.01	0.03	0.935	0.372	0.563	40%
0.579%	2.72	140,259	1.93	0.18	0.05	0.08	0.01	0.03	0.933	0.371	0.562	40%
Note:	* Includes Y2O3

** See Table 17.22
Table 17.22 Indicated Resource Estimate for the Strange Lake B Zone Deposit by REOs

		Tonnage (t X
TREO% Cut-off	Density (t/m3)	1000)	La203%	Ce203%	Pr203%	Nd203%	Sm2O3%	EU2O3%	Gd203%	Tb203%	Dy203%	H0203%	Er203%	Tm203%	Yb203%	LU203%	Y203%	TREO%

1.20%	2.72	8,095	0.171	0.391	0.044	0.159	0.042	0.003	0.045	0.011	0.077	0.018	0.058	0.009	0.059	0.009	0.560	1.655
1.10%	2.72	12,044	0.161	0.365	0.041	0.149	0.038	0.002	0.040	0.009	0.067	0.015	0.050	0.008	0.051	0.007	0.482	1.487
1.00%	2.72	23,052	0.150	0.332	0.037	0.136	0.033	0.002	0.034	0.008	0.054	0.012	0.039	0.006	0.040	0.006	0.384	1.274
0.95%	2.72	36,359	0.144	0.314	0.035	0.129	0.031	0.002	0.031	0.007	0.047	0.011	0.034	0.005	0.035	0.005	0.334	1.164
0.90%	2.72	60,529	0.138	0.297	0.033	0.123	0.029	0.002	0.028	0.006	0.042	0.009	0.030	0.005	0.030	0.004	0.292	1.068
0.85%	2.72	93,139	0.132	0.284	0.032	0.118	0.027	0.001	0.026	0.006	0.038	0.009	0.027	0.004	0.028	0.004	0.265	1.000
0.80%	2.72	120,526	0.129	0.275	0.031	0.114	0.026	0.001	0.025	0.005	0.036	0.008	0.025	0.004	0.026	0.004	0.250	0.961
0.75%	2.72	135,033	0.127	0.271	0.030	0.112	0.026	0.001	0.025	0.005	0.035	0.008	0.025	0.004	0.025	0.004	0.243	0.941
0.70%	2.72	138,967	0.127	0.269	0.030	0.112	0.025	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.241	0.935
0.579%	2.72	140,259	0.126	0.269	0.030	0.112	0.025	0.001	0.025	0.005	0.034	0.008	0.024	0.004	0.025	0.004	0.241	0.933

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Notes:
1.	Total Rare Earth Oxides (TREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3,Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.

2.	Heavy Rare Earth Oxides (HREO) include: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.

3.	Light Rare Earth Oxides (LREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.

4.	Effective date of the resource estimate is April 8, 2011.

5.	Resource estimate based on drill core assays from Quest’s 2009 and 2010 assay database.

6.	Wardrop considers a cut-off grade of 0.579 TREO% to be reasonable based on a Whittle pit optimization on the current block model.

7.	Average specific gravity is 2.72 g/cc for the subsolvus rocks and 2.74 g/cc for pegmatite rocks.

8.	The resource estimate has been classified as Indicated and Inferred Resource based on the following criteria:
•	any block estimated on the first pass, using a minimum of three drill holes, at an average distance of less than or equal to 80 m and where the closest point is less than 60 m is classified as Indicated Resources

•	any block estimated using a minimum of two drill holes at an average distance greater than 80 m is classified as Inferred Resources.
9.	The resource estimate is based on:
•	A database of 97 drill holes, totalling approximately 17,474 m of diamond drilling, using 8,297 composite samples on 2 m composite lengths.

•	A geological model for pegmatite rocks used an Indicator Kriged (IK) wireframe, defining a 45% probability of achieving pegmatite was generated on a block size of 5 m x 5 m x 5 m.

•	A geological model encompassing the host subsolvus granite rocks was bounded to within 50 m area of influence beyond the outer drill holes. The block model was estimated by Ordinary Kriging (OK) interpolation method on block size 5 m x 5 m x 5 m. The OK estimation was generated on the two separate domains, the subsolvus granites and the pegmatites.

•	The resource estimate assumes 100% recovery.

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Table 17.23 Inferred Resource Estimate for the Strange Lake B Zone Deposit

TREO%	Density	Tonnage										HREO:TREO
Cut-off	(t/m3)	(t x 1000)	ZrO2%	Nb2O5%	HfO2%	BeO%	U3O8%	ThO2%	TREO%	HREO%	LREO%	Ratio

1.20%	2.73	2,572	2.57	0.30	0.06	0.15	0.01	0.07	1.532	0.764	0.768	50%
1.10%	2.72	4,033	2.36	0.27	0.06	0.13	0.01	0.06	1.391	0.663	0.728	48%
1.00%	2.72	8,299	2.13	0.23	0.05	0.10	0.01	0.05	1.210	0.535	0.676	44%
0.95%	2.72	14,421	2.02	0.21	0.05	0.09	0.01	0.04	1.109	0.465	0.644	42%
0.90%	2.72	26,825	1.94	0.19	0.05	0.08	0.01	0.04	1.023	0.410	0.613	40%
0.85%	2.72	47,205	1.89	0.18	0.05	0.07	0.01	0.03	0.958	0.372	0.586	39%
0.80%	2.72	70,286	1.86	0.17	0.05	0.06	0.01	0.03	0.915	0.349	0.566	38%
0.75%	2.72	84,291	1.84	0.16	0.05	0.06	0.01	0.03	0.892	0.338	0.554	38%
0.70%	2.72	88,383	1.84	0.16	0.05	0.06	0.01	0.03	0.885	0.335	0.550	38%
0.579%	2.72	89,629	1.83	0.16	0.05	0.06	0.01	0.03	0.882	0.334	0.548	38%

Note:	* Includes Y2O3

**See Table 17.24
Table 17.24 Inferred Resource Estimate for the Strange Lake B Zone Deposit by REOs

TREO%	Density	Tonnage
Cut-off	(t/m3)	(t x 1000)	La2O3%	Ce2O3%	Pr2O3%	Nd2O3%	Sm2O3%	Eu2O3%	Gd2O3%	Tb2O3%	Dy2O3%	Ho2O3%	Er2O3%	Tm2O3%	Yb2O3%	Lu2O3%	Y2O3%	TREO%

1.20%	2.73	2,572	0.164	0.368	0.042	0.154	0.040	0.002	0.043	0.010	0.070	0.016	0.051	0.008	0.053	0.008	0.503	1.532
1.10%	2.72	4,033	0.158	0.347	0.040	0.146	0.037	0.002	0.039	0.009	0.061	0.014	0.044	0.007	0.045	0.006	0.435	1.391
1.00%	2.72	8,299	0.150	0.321	0.037	0.135	0.033	0.002	0.033	0.007	0.050	0.011	0.035	0.006	0.036	0.005	0.350	1.210
0.95%	2.72	14,421	0.145	0.306	0.035	0.128	0.030	0.002	0.030	0.006	0.043	0.010	0.031	0.005	0.031	0.004	0.303	1.109
0.90%	2.72	26,825	0.139	0.292	0.033	0.122	0.028	0.001	0.027	0.006	0.038	0.009	0.027	0.004	0.027	0.004	0.266	1.023
0.85%	2.72	47,205	0.133	0.279	0.031	0.116	0.026	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.241	0.958
0.80%	2.72	70,286	0.129	0.270	0.030	0.112	0.025	0.001	0.024	0.005	0.033	0.007	0.023	0.004	0.023	0.003	0.226	0.915
0.75%	2.72	84,291	0.126	0.264	0.030	0.110	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.219	0.892
0.70%	2.72	88,383	0.125	0.262	0.029	0.109	0.024	0.001	0.023	0.005	0.031	0.007	0.022	0.003	0.022	0.003	0.217	0.885
0.579%	2.72	89,629	0.125	0.261	0.029	0.109	0.024	0.001	0.023	0.005	0.031	0.007	0.022	0.003	0.022	0.003	0.216	0.882

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Notes:
1.	Total Rare Earth Oxides (TREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3,Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.

2.	Heavy Rare Earth Oxides (HREO) include: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.

3.	Light Rare Earth Oxides (LREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
4.	Effective date of the resource estimate is April 8, 2011.
5.	Resource estimate based on drill core assays from Quest’s 2009 and 2010 assay database.
6.	Wardrop considers a cut-off grade of 0.579 TREO% to be reasonable based on a Whittle pit optimization on the current block model.
7.	Average specific gravity is 2.72 g/cc for the subsolvus rocks and 2.74 g/cc for pegmatite rocks.
8.	The resource estimate has been classified as Indicated and Inferred Resource based on the following criteria:
•	any block estimated on the first pass, using a minimum of three drill holes, at an average distance of less than or equal to 80 m and where the closest point is less than 60 m is classified as Indicated Resources

•	any block estimated using a minimum of two drill holes at an average distance greater than 80 m is classified as Inferred Resources.
9.	The resource estimate is based on:
•	A database of 97 drill holes, totalling approximately 17,474 m of diamond drilling, using 8,297 composite samples on 2 m composite lengths.

•	A geological model for pegmatite rocks used an Indicator Kriged (IK) wireframe, defining a 45% probability of achieving pegmatite was generated on a block size of 5 m x 5 m x 5 m.

•	A geological model encompassing the host subsolvus granite rocks was bounded to within 50 m area of influence beyond the outer drill holes.

•	The block model was estimated by Ordinary Kriging (OK) interpolation method on block size 5 m x 5 m x 5 m. The OK estimation was generated on the two separate domains, the subsolvus granites and the pegmatites.

•	The resource estimate assumes 100% recovery.

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Figure 17.16 Grade — Tonnage Curves showing Indicated and Inferred TREO% (in Pitshell 55)

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In-Pit Resource Estimate

MAY 2011

Mineral Inventory Grade-Tonnage Curve

Indicated vs. Inferred Resources : In-Pit Resources (Pitshell 55)

Resource tonnes (x000 t)
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Grade (TREO%)
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00

	0.579%	0.70%	0.75%	0.80%	0.85%	0.90%	0.95%	1.00%	1.10%	1.20%
OK IND tonnes (x000 t)	140,259	138,967	135,033	120,526	93,139	60,529	36,359	23,052	12,044	8,095
OK INF tonnes (x 000t)	89,629	88,383	84,291	70,286	47,205	26,825	14,421	8,299	4,033	2,572
OK IND Grade (TREO%)	0.933	0.935	0.941	0.961	1.000	1.068	1.164	1.274	1.487	1.655
OK INF Grade (TREO%)	0.882	0.885	0.892	0.915	0.958	1.023	1.109	1.210	1.391	1.532

Cut-off Grade (TREO%)

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17.5	Validation

17.5.1	Model Volume Validation
The block model volumes were validated against the solid wireframe volumes and all differences were found to be within a tolerance of less than 0.10%. The result of the comparison is shown in Table 17.25
Table 17.25 Volume Comparison between Wireframe Solid Models and Block Models

	Wireframe Volume	Block Model Volume
Wireframe	(m3)	(m3)	% Difference

ISUB / total / final	116,023,460	116,006,182	0.02%
ISUB / NEdeep / final	1,724,162	1,725,735	0.09%
PEG / IND_0.45 / final	4,279,000	4,279,000	0.00%

17.5.2	Interpolation Validation
As a further validation tool, a comparison was made on the mean estimated grades estimated using different interpolation. The final resource estimate is based on the OK interpolation, a NN interpolation method was completed as a validation check. The comparison between these two values is shown in Table 17.26.
Table 17.26 Comparison of OK and NN Values (at 0.579 TREO% Cut-off)

Interpolation
Method	TREO%	ZrO2%	Nb2O5%	HfO2%	BeO%	U3 O8%	ThO2%

OK	0.891	1.821	0.161	0.045	0.066	0.006	0.030
ID2	0.891	1.816	0.160	0.045	0.066	0.006	0.030
NN	0.890	1.818	0.160	0.045	0.066	0.006	0.030
17.5.3	SWATHPLOTS

Swath Plots were created for each estimated capped TREO% grade by bench, by column (easting) and by row (northing) for each interpolation method as a visual comparison of the precision of the interpolation methods. Figures 17.17, 17.18 and 17.19 illustrate the swath plots for TREO% by elevation, easting and northing respectively. Variations at the ends of the graphs denote an edge effect of the model where sample populations used for estimation are no longer similar.

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Figure 17.17 Swath Plots for TREO% by Elevation
Figure 17.18 Swath Plots for TREO% by Easting

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Figure 17.19 Swath Plots for TREO% by Northing

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18.0	OTHER RELEVANT DATA AND INFORMATION

18.1	Pit Optimization Parameters

A pit optimization was performed to determine the optimum pit shell and define the resource contained within the constrained pit design at the highest present value as well as at a revenue factor =1.0. Wardrop used the three dimensional (3D) Lerchs-Grossman (LG) algorithm of Gemcom Whittle TM 4.3 commercial software to perform the pit optimization for this project.

18.1.1	Pit Optimization Procedures

A 3D geological block model and other required economical and operational variables were used as input parameters of the LG algorithm. These variables included overall pit slope angle, mining cost, milling cost, metal prices, and other parameters.

The LG algorithm progressively identifies economic blocks, where ore mining and waste stripping is taken into account for specified pit slope angle. The resulting pit outline identifies all the blocks that may be economically mined.

Wardrop conducted the following design steps to complete pit optimization:
•	conduct initial pit optimization with airstrip constraint

•	perform preliminary production schedule based on best, worst, and specified cases

•	select an optimized (base case) pit shell that represents highest present value of the specified case

•	identify the pit shell defined by a revenue factor =1.0.
18.1.2	Pit Optimization Parameters

For the pit optimization, the required parameters were selected by Wardrop to evaluate the most economic open pit profile. Although these parameters are not necessarily final, a reasonable degree of accuracy is required, since the analysis is an iterative process.

The economic parameters used in the Whittle analysis were taken from the Financial Analysis section of the PEA, completed by Wardrop in 2010. The economic and operating parameters used in this optimization are given in Table 18.1.

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Table 18.1 Input Parameters for Pit Optimization

Item		Unit	Value	Notes

Exchange Rate	US$	:Cdn$	1:1.077	A three-year trailing average exchange rate to July 2010
Mining Cost (Ore & Waste)		Cdn$/t	4.00	Based on Financial Analysis of PEA
Milling Cost (Ore)		Cdn$/t	59.05
G&A (Ore)		Cdn$/t	2.47	Based on Financial Analysis of PEA
Hauling (Ore)		Cdn$/t	14.57
Supplies & Materials		Cdn$/t	20.78
Mill Throughput		t/d	4,000
Milling Cut-off Grade (TREO)%			0.579	Total Rare Earth Oxides
Ore Recovery Factor		%	95
Dilution Factor		%	5
Overall Pit Slope Angle		degrees	45	Based on PEA
Metal Recovery
TREO		%	80
Metal Price
TREO		Cdn$/kg	21.94	Based on Financial Analysis of PEA

Note: For the Strange Lake B Zone Deposit

Overall Pit Slope Angle

Additional geotechnical data was not available for assessing pit slope angles. Wardrop applied the same pit slope angles as was used in the 2010 PEA. In the PEA, an overall pit slope angle of 45° was based on core images and rock quality designation (RQD) values of exploration boreholes.

18.1.3	PIT OPTIMIZATION RESULTS

A series of nested pit shells were generated by varying the revenue factor. Figure 18.1 demonstrates the relationship between the resource and the present value for each of the nested pit shells. Table 18.2 shows the present values for each pit shell, of which the specified case represents the most practical scenario for each pit shell. It should be noted that the Whittle optimizations are a precursor to detail mine design and provide direction for the mine designer. Typically detail mine design will render more conservative results due to the consideration of ramps, set-backs, benches, etc.

The following features are identified from the Whittle optimization:
•	Pit #55 generates a pit at a Revenue Factor of 1. This represents 100% of net smelter return (NSR).

•	Pit #55 generates a present value at Cdn$1.2 billion with the specified case. The average TREO grade is predicted to be 0.857%. The mineable resource is 258.1 Mt.

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•	Pit #55 requires 128.6 Mt of waste to be mined for a total mined tonnage of 386.7 Mt. This results in a strip ratio of 0.50 and a ‘life of mine’ for the specified case of over 200 years.

•	Although Pit #55 generates a larger pit, it generates a lower present value at the specified case, thus it is not considered to be the optimal pit.

•	Pit No. 21 generates the highest present value at Cdn$1.3 billion with the specified case. The average TREO grade is predicted to be 0.961%. The mineable resource is 93.3 Mt.

•	Pit No. 21 requires 16.4 Mt of waste to be mined for a total mined tonnage of 109.7 Mt. This results in a low strip ratio of 0.18 and a ‘life of mine’ for the specified case of over 60 years.

•	For pits larger than Pit No. 21, although mineable resource is progressively increased, present value is gradually decreased, because ore grade is gradually decreased, and stripping ratio is gradually increased.

•	Pit No. 21 is an optimized pit shell based on the 3D geological block model and input parameters specified in Table 18.2.
The pit optimization study includes inferred geological resources that are considered too speculative geologically to be considered reserves and there is no certainty that the present values as determined by the Whittle analysis will be realized.

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Figure 18.1 Relationship between Present Value and Mineable Resource

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Table 18.2 Optimization Results of Nested Pits

		Open Pit Present Value			Tonne		Tonnes		Mine Life			TREO
	Revenue	Best	Specified	Worst	Input	Waste	Mined	Strip	Best	Specified	Worst	Grade
Final Pit No.	Factor	Cdn $ X 1,000 disc.			(x1,000)	(x1,000)	(x1,000)	Ratio	Years			Input

1	0.30	270,426	270,426	270,426	2,057	336	2,392	0.16	2.4	2.4	2.4	1.4479
2	0.35	433,836	433,339	433,339	3,628	612	4,240	0.17	3.5	3.5	3.5	1.4102
3	0.40	757,076	738,450	738,450	8,051	1,212	9,263	0.15	6.6	6.6	6.6	1.3041
4	0.45	943,941	894,458	894,458	12,055	1,630	13,685	0.14	9.3	9.3	9.3	1.2325
5	0.50	1,103,070	993,035	993,035	16,975	2,323	19,298	0.14	12.7	12.8	12.8	1.1737
6	0.51	1,121,330	1,006,709	1,006,709	17,646	2,374	20,020	0.13	13.1	13.3	13.3	1.1677
7	0.52	1,237,959	1,085,512	1,021,378	23,721	3,220	26,941	0.14	17.4	17.4	17.5	1.1132
8	0.53	1,330,832	1,166,688	1,068,389	30,647	4,359	35,006	0.14	22.3	22.2	22.4	1.0765
9	0.54	1,344,743	1,176,118	1,067,881	31,825	4,816	36,641	0.15	23.1	23.0	23.2	1.0734
10	0.55	1,385,367	1,207,035	1,082,105	36,105	5,023	41,128	0.14	26.0	25.9	26.2	1.0589
11	0.56	1,401,148	1,219,563	1,087,441	38,018	5,310	43,328	0.14	27.3	27.2	27.5	1.0538
12	0.57	1,413,531	1,230,056	1,093,975	39,735	5,373	45,107	0.14	28.5	28.4	28.7	1.0491
13	0.58	1,421,421	1,234,180	1,092,722	40,934	5,665	46,599	0.14	29.3	29.2	29.5	1.0459
14	0.59	1,433,294	1,240,130	1,092,735	42,877	5,934	48,811	0.14	30.7	30.6	30.9	1.0413
15	0.60	1,448,323	1,250,228	1,096,704	45,897	6,179	52,075	0.13	32.7	32.7	33.0	1.0331
16	0.61	1,455,344	1,256,548	1,092,422	47,440	6,867	54,306	0.14	33.9	33.7	34.1	1.0300
17	0.62	1,473,871	1,274,255	1,097,496	52,586	8,109	60,695	0.15	37.5	37.2	37.6	1.0187
18	0.63	1,500,104	1,298,827	1,106,087	64,625	8,956	73,581	0.14	45.8	45.5	45.9	0.9957
19	0.64	1,514,026	1,310,839	1,096,239	78,375	13,607	91,982	0.17	56.3	55.0	55.4	0.9783
20	0.65	1,518,373	1,313,094	1,081,108	86,672	15,210	101,882	0.18	62.1	60.7	61.2	0.9685
21	0.66	1,520,639	1,314,092	1,074,885	93,331	16,363	109,694	0.18	66.9	65.3	65.8	0.9614
22	0.67	1,523,219	1,312,123	984,081	107,652	18,363	126,015	0.17	76.8	75.1	76.0	0.9464
table continues...

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

		Open Pit Present Value			Tonne		Tonnes		Mine Life			TREO
	Revenue	Best	Specified	Worst	Input	Waste	Mined	Strip	Best	Specified	Worst	Grade
Final Pit No.	Factor	Cdn $ X 1,000 disc.			(x1,000)	(x1,000)	(x1,000)	Ratio	Years			Input

23	0.68	1,524,492	1,307,359	860,450	124,381	23,166	147,547	0.19	88.7	86.6	88.1	0.9329
24	0.69	1,524,992	1,303,702	792,888	141,842	26,090	167,932	0.18	100.9	98.7	100.5	0.9201
25	0.70	1,525,123	1,299,980	741,504	152,522	29,903	182,425	0.20	109.3	106.4	108.6	0.9137
26	0.71	1,525,185	1,295,344	706,647	162,143	34,354	196,497	0.21	117.0	113.5	115.6	0.9083
27	0.72	1,525,217	1,291,346	680,868	170,964	36,357	207,321	0.21	123.2	119.9	122.0	0.9028
28	0.73	1,525,233	1,288,934	663,795	178,381	39,430	217,812	0.22	129.0	125.3	127.4	0.8985
29	0.74	1,525,246	1,285,097	638,059	190,059	43,526	233,585	0.23	138.0	133.8	136.0	0.8916
30	0.75	1,525,252	1,278,755	596,319	202,014	49,224	251,238	0.24	147.8	142.9	145.2	0.8850
31	0.76	1,525,255	1,276,149	576,031	216,260	54,935	271,195	0.25	159.4	153.2	155.7	0.8774
32	0.77	1,525,256	1,269,982	538,886	222,261	58,965	281,226	0.27	165.0	158.4	160.9	0.8744
33	0.78	1,525,257	1,266,522	516,671	230,287	61,990	292,278	0.27	171.4	164.6	167.2	0.8700
34	0.79	1,525,257	1,260,585	481,326	235,637	67,789	303,427	0.29	177.2	169.7	172.2	0.8675
35	0.80	1,525,257	1,254,620	446,877	239,906	73,271	313,177	0.31	182.4	174.2	176.6	0.8655
36	0.81	1,525,257	1,253,331	439,789	241,710	74,351	316,060	0.31	184.0	175.8	178.1	0.8644
37	0.82	1,525,257	1,248,226	409,779	245,784	81,019	326,803	0.33	189.3	180.4	182.4	0.8625
38	0.83	1,525,257	1,247,148	403,686	246,822	82,563	329,385	0.33	190.6	181.4	183.5	0.8619
39	0.84	1,525,257	1,242,155	374,797	249,058	89,167	338,225	0.36	195.0	185.1	186.9	0.8611
40	0.85	1,525,257	1,240,513	365,760	250,204	91,897	342,100	0.37	196.9	186.6	188.3	0.8606
41	0.86	1,525,257	1,239,579	359,790	251,060	94,847	345,907	0.38	198.8	188.0	189.6	0.8602
42	0.87	1,525,257	1,236,766	344,509	252,017	98,043	350,060	0.39	200.9	189.9	191.3	0.8598
43	0.88	1,525,257	1,235,171	335,704	252,843	100,578	353,421	0.40	202.6	191.2	192.5	0.8594
44	0.89	1,525,257	1,234,623	331,838	253,453	103,463	356,915	0.41	204.3	192.5	193.6	0.8592
45	0.90	1,525,257	1,232,013	317,396	254,411	107,206	361,617	0.42	206.7	194.5	195.5	0.8588
46	0.91	1,525,257	1,230,986	311,258	254,981	109,729	364,711	0.43	208.2	195.7	196.5	0.8585
table continues...

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

		Open Pit Present Value			Tonne		Tonnes		Mine Life			TREO
	Revenue	Best	Specified	Worst	Input	Waste	Mined	Strip	Best	Specified	Worst	Grade
Final Pit No.	Factor	Cdn $ X 1,000 disc.			(x1,000)	(x1,000)	(x1,000)	Ratio	Years			Input

47	0.92	1,525,257	1,228,945	300,961	255,551	112,265	367,816	0.44	209.8	197.0	197.7	0.8583
48	0.93	1,525,257	1,228,612	299,297	255,678	112,819	368,497	0.44	210.1	197.2	197.9	0.8582
49	0.94	1,525,257	1,227,105	292,030	256,211	115,799	372,011	0.45	211.9	198.5	199.1	0.8580
50	0.95	1,525,257	1,226,471	288,389	256,508	117,486	373,995	0.46	212.9	199.2	199.8	0.8578
51	0.96	1,525,257	1,223,447	273,056	257,332	122,763	380,095	0.48	215.9	201.7	202.0	0.8575
52	0.97	1,525,257	1,223,437	273,006	257,473	124,119	381,592	0.48	216.7	202.1	202.3	0.8575
53	0.98	1,525,257	1,222,834	269,280	257,739	125,916	383,656	0.49	217.7	202.9	203.1	0.8574
54	0.99	1,525,257	1,222,538	267,210	257,898	127,136	385,034	0.49	218.4	203.4	203.5	0.8573
55	1.00	1,525,257	1,222,272	265,537	258,085	128,632	386,717	0.50	219.2	204.1	204.1	0.8572
56	1.05	1,525,257	1,221,604	242,847	258,999	136,876	395,876	0.53	223.8	207.1	207.4	0.8569
57	1.10	1,525,257	1,221,223	231,191	259,415	140,968	400,383	0.54	226.1	208.7	209.1	0.8567
58	1.15	1,525,257	1,220,824	218,564	259,956	147,825	407,781	0.57	229.8	210.9	211.5	0.8566
59	1.20	1,525,257	1,220,514	208,481	260,306	153,359	413,665	0.59	232.7	212.8	213.4	0.8565

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Figure 18.2 Optimized Pit Shell with the Constraint of Temporary Airstrip
Note:
Typical pit length 1,145 m from Southwest to Northeast
Typical pit width 360~690 m from Southeast to Northwest
Typical pit depth ranges between 70 and 170 m, depending on topography
Overall slope angle is 45°

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Figure 18.3 Revenue Factor 1 Pit Shell with the Constraint of temporary Airstrip
Note:
Typical pit length 1460m from Southwest to Northeast
Typical pit width 500~920 m from Southeast to Northwest
Typical pit depth ranges between 140 and 310 m, depending on topography
Overall slope angle is 45°

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

19.0 INTERPRETATION AND CONCLUSIONS
Wardrop has completed an NI 43-101 resource estimate update for the B Zone deposit at the Strange Lake Project. The mineral resource B Zone deposit is classified as having both Indicated and Inferred Resources based on drill hole spacing and sample data population. The resource update is constrained to within 50 m of the outside drill holes delineating the current deposit. Blocks below a depth of 200 m from surface remained unclassified due to the low density of sample data below this depth. The block model is further constrained by a Whittle pitshell, Pitshell 55, using GemcomTM Whittle software. The pitshell was developed over the B Zone block model using all block in the model.
The mineral resource estimates for the Strange Lake B Zone deposit, effective April 8, 2011, at 0.579 TREO% cut-off grade are: an Indicated Resource of 140.3 Mt at 0.933 TREO% and an Inferred Resource of 89.6 Mt at 0.882 TREO%. The resources were estimated by OK method for the 15 individual REOs and six associated metal oxides. The TREO%, HREO% and LREO% are a sum of the individual interpolations. No recoveries have been applied to the interpolated estimates.
Tables 19.1 and 19.2 below summarize the Indicated and Inferred Resources for the Strange Lake B Zone deposit.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Table 19.1 Indicated Resource Estimate for the Strange Lake B Zone Deposit

TREO%	Density	Tonnage										HREO:TREO
Cut-off	(t/m3)	(t x 1000)	ZrO2%	Nb2O5%	HfO2%	BeO%	U3O8%	ThO2%	TREO%	HREO%	LREO%	Ratio

1.20%	2.72	8,095	2.77	0.37	0.06	0.19	0.01	0.07	1.655	0.849	0.806	51%
1.10%	2.72	12,044	2.59	0.33	0.06	0.17	0.01	0.06	1.487	0.733	0.754	49%
1.00%	2.72	23,052	2.32	0.27	0.05	0.13	0.01	0.05	1.274	0.586	0.688	46%
0.95%	2.72	36,359	2.17	0.24	0.05	0.12	0.01	0.05	1.164	0.511	0.653	44%
0.90%	2.72	60,529	2.06	0.21	0.05	0.10	0.01	0.04	1.068	0.449	0.619	42%
0.85%	2.72	93,139	2.00	0.20	0.05	0.09	0.01	0.04	1.000	0.408	0.592	41%
0.80%	2.72	120,526	1.96	0.19	0.05	0.08	0.01	0.04	0.961	0.385	0.575	40%
0.75%	2.72	135,033	1.94	0.18	0.05	0.08	0.01	0.03	0.941	0.375	0.566	40%
0.70%	2.72	138,967	1.94	0.18	0.05	0.08	0.01	0.03	0.935	0.372	0.563	40%
0.579%	2.72	140,259	1.93	0.18	0.05	0.08	0.01	0.03	0.933	0.371	0.562	40%

Table 19.2 Inferred Resource Estimate for the Strange Lake B Zone Deposit

TREO%	Density	Tonnage										HREO:TREO
Cut-off	(t/m3)	(t x 1000)	ZrO2%	Nb2O5%	HfO2%	BeO%	U3O8%	ThO2%	TREO%	HREO%	LREO%	Ratio

1.20%	2.73	2,572	2.57	0.30	0.06	0.15	0.01	0.07	1.532	0.764	0.768	50%
1.10%	2.72	4,033	2.36	0.27	0.06	0.13	0.01	0.06	1.391	0.663	0.728	48%
1.00%	2.72	8,299	2.13	0.23	0.05	0.10	0.01	0.05	1.210	0.535	0.676	44%
0.95%	2.72	14,421	2.02	0.21	0.05	0.09	0.01	0.04	1.109	0.465	0.644	42%
0.90%	2.72	26,825	1.94	0.19	0.05	0.08	0.01	0.04	1.023	0.410	0.613	40%
0.85%	2.72	47,205	1.89	0.18	0.05	0.07	0.01	0.03	0.958	0.372	0.586	39%
0.80%	2.72	70,286	1.86	0.17	0.05	0.06	0.01	0.03	0.915	0.349	0.566	38%
0.75%	2.72	84,291	1.84	0.16	0.05	0.06	0.01	0.03	0.892	0.338	0.554	38%
0.70%	2.72	88,383	1.84	0.16	0.05	0.06	0.01	0.03	0.885	0.335	0.550	38%
0.579%	2.72	89,629	1.83	0.16	0.05	0.06	0.01	0.03	0.882	0.334	0.548	38%

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Notes:
1.	Total Rare Earth Oxides (TREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3,Gd2O3, Tb2O3, Tb2O3, Dy2O3, HO2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.
2.	Heavy Rare Earth Oxides (HREO) include: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, HO2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.
3.	Light Rare Earth Oxides (LREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
4.	Effective date of the resource estimate is April 8, 2011.
5.	Resource estimate based on drill core assays from Quest’s 2009 and 2010 assay database.
6.	Wardrop considers a cut-off grade of 0.579 TREO% to be reasonable based on a Whittle pit optimization on the current block model.
7.	Average specific gravity is 2.72 g/cc for the subsolvus rocks and 2.74 g/cc for pegmatite rocks.
8.	The resource estimate has been classified as Indicated and Inferred Resource based on the following criteria:
•	any block estimated on the first pass, using a minimum of three drill holes, at an average distance of less than or equal to 80 m and where the closest point is less than 60 m is classified as Indicated Resources

•	any block estimated using a minimum of two drill holes at an average distance greater than 80 m is classified as Inferred Resources.
9.	The resource estimate is based on:
•	A database of 97 drill holes, totalling approximately 17,474 m of diamond drilling, using 8,297 composite samples on 2 m composite lengths.

•	A geological model for pegmatite rocks used an Indicator Kriged (IK) wireframe, defining a 45% probability of achieving pegmatite was generated on a block size of 5 m x 5 m x 5 m.

•	A geological model encompassing the host subsolvus granite rocks was bounded to within 50 m area of influence beyond the outer drill holes.

•	The block model was estimated by Ordinary Kriging (OK) interpolation method on block size 5 m x 5 m x 5 m. The OK estimation was generated on the two separate domains, the subsolvus granites and the pegmatites.
The resource estimate assumes 100% recovery.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

20.0   RECOMMENDATIONS
20.1	Geology Recommendations
Wardrop recommends that additional drilling be conducted to develop the B Zone deposit, both within the core of the deposit as well continuing to delineate the higher grade pegmatite domain to the south. It is also recommended further infill drilling in northeast portion of the deposit should continue in order to develop the resources in this area. As most drilling to date has been drilled vertically, Wardrop also recommends that several inclined holes be considered to investigate the presence of noted sub-vertical faulting along the current northwest boundary of the B Zone deposits, and to improve the confidence in the continuation of the pegmatite domain and overall grade distribution between drill fences.
It is also recommended that a detailed topographic survey over the B Zone and immediate surroundings be undertaken. This will serve the purpose of more accurate surfaces for any resource estimate updates and future mine planning and design.
20.2	Mining Recommendations
For future studies, it is recommended that any future drilling on the B Zone should include the collection of geotechnical and hydrogeological data. This data will be used:
•	To determine pit dewatering parameters, the permeability of the safety pillar between Lac Brisson and the base case open pit needs to be assessed to determine in-pit water inflow.

•	To determine the stability of planned pit wall slopes and typical orientations in different rock types.

•	To determine the stability of the waste dump needs to be accessed for the next level of study.

•	To assess the acid generating potential of the waste and the possibility of metal leaching to determine if these factors will be an issue.

•	To assess the permafrost potential to determine if this will be an issue. This would require bore holes drilled with brine and thermistor strings installed.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

21.0	REFERENCES
Batterson, M.J., 1988. Landform classification, Newfoundland-Quebec, 14D/5. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-003
Batterson, M.J., 1988. Landform classification, Lac Dihourse, Newfoundland-Quebec. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-004
Batterson, M.J., 1991. Till geochemistry of the Strange lake area, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0843; unnamed map
Batterson, M.J., 1991. Landform classification and surficial geology of NTS map sheet 14D/6. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File 14D/0041; Map 91-060
Batterson, M.J., 2001. Landforms and surficial geology of NTS map sheet 14D/06 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0248; Map 2001-025
Batterson, M.J., 2001. Landforms and surficial geology of NTS the Long Pond map sheet (NTS 14D/03), Labrador, Open File 14D/03/0255; Map 2001-023
Batterson, M.J., 2001. Landforms and surficial geology of NTS map sheet 14D/11 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/11/0251; Map 2001-029
Batterson, M.J. and Taylor, D.M., 2005. Landforms and surficial geology of the NTS 14D/05 map sheet [untitled]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open 14D/05/0247; Map 2003-27
Batterson, M.J. and Taylor, D.M., 2005. Landforms and surficial geology of the Lac Dihourse map sheet [NTS 24A/08]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open File 24A/08/0027; Map 2003-28
Batterson, M.J. and Taylor, D.M., 2009. Geochemical re-analysis of till samples from the Strange Lake area, Labrador [NTS map sheets 14D/05 and 24A/08]. Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1479; 1-122

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

Beaumier, M., 1982. Géochimie des Sédiments de Lac dans la Région de la Rivière George, Territoire du Nouveau Québec. Ministère de l’Énergie et des Ressources, DP82-16.
Beauregard, A.J. and Gaudreault, D., 2009. Quest Uranium Corporation, Compilation Report on the Strange Lake Property, Québec / Labrador Area, N.T.S.C. 24A08. Québec, Canada. Geologica Groupe-Conseil. (Internal Report). 74 pages. June 2009.
Chamois, P. and Cook, B., 2007. Technical Report on the George Rive Project, Northeastern Québec and Northwestern Newfoundland and Labrador, Canada. Prepared for Freewest Resources Canada Inc., NI 43-101 Report. Scott Wilson Roscoe Postle Associates Inc. 132 pages. August 2007.
Daigle, P.J., and Maunula, T.M., 2010. Strange Lake Project B Zone Deposit, Québec. National Instrument 43-101 Resource Estimate. Wardrop, A Tetratech Company. 88 pages. April 2010.
Friske, P.W.B., McCurdy, M.W., Day, S.J., Gross, H., Lynch, H.H. and Durham, C.C., 1993. The regional lake sediment and water geochemical data, northern Labrador. Geological Survey of Canada Open File 2690.
Hinterland MD&A, 2010. Management’s Discussion and Analysis. December 31, 2010. 25 pages.
Hornbrook, E.H.W, Maurice, Y.T. and Lynch, J.J., 1979. Geochemical lake sediment and water, central Labrador, maps and data. Geological Survey of Canada, open File 559, 1979. 17 maps
Jambor, J.L., 1990. Bulk Sample Met-14 (Canmet 89-1) from the Strange Lake Y-Zr Deposit, Labrador-Quebec: Mineralogy and Metallurgical Implications. Canmet Report MSL-90-28; 1-39
McConnell, J.W., 1980. Detailed lake sediment, water and radiometric surveys of 14 base metals and uranium anomalies in Labrador. Government of Newfoundland and Labrador, Department of Mines and Enery, Mineral Development Division, Open File LAB/0224: 1-37
McConnell, J.W., 1988. Lake sediment and water geochemical surveys for rare-metal mineralization in granitoid terranes in Churchill Province, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0772; 1-107
McConnell, J.W., 2009. Complete geochemical data for detailed-scale Labrador lake surveys, 1978-2005. Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1465; 1-25

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

McConnell, J.W. and Batterson, M.J., 1987. The Strange Lake Zr-Y-Nb-Be-REE . deposit, Labrador. A geochemical profile in till, lake and stream sediment and water. Journal of Geochemical Exploration, v.29. p.105-127.
McKinnon-Matthews, J., Harris, B., Stollenwerk, M., Doherty, M. and McCall, L., 2001. The 2000-2001 Exploration Program on the Québec 7 Property, Northern Quebec. NTS 24A/05, 12-13; 24B/08-11, 13-16; 24F/16; 24G/-01-16; 24J/01-07: 24K/01, 08. WMC International Limited. Québec Assessment Report GM-59375.
Mainville, A. and Venkateswaran, G.P., 1981a: A report on the geological, geophysical and geochemical work, Exploration Permit 659, Strange Lake area, Quebec. NTS Map sheet 24A/8 and 14D/5. A report prepared for Compagnie Minière IOC. Quebec Assessment Report GM-37064, 13 p.
Mainville, A. and Venkateswaran, G.P., 1981b: A report on the geological, geophysical and geochemical work, Exploration Permit 656, Strange Lake area, Quebec. NTS Map sheet 24A/8. A report prepared for Compagnie Minière IOC. Quebec Assessment Report GM-37372.
Margeson, B., Harris, B., McCall, L., McKinnon-Matthews, J. and Stollenwerk, M., 2002. Final Report, Phase 2 Airborne EM Survey, Southern Program, 2001 Exploration, Quebec 7 Property, Northern Québec. WMC International Limited. Québec Assessment Report GM-60773.
Marshall, I.B. and Scut, P.H., 1999. A National Ecological Framework for Canada-Overview. A co-operative product by Ecosystems Science Directorate, Environment Canada and Research Branch, Agriculture and Agri-Food Canada
Miller, R.R., 1984. A Report on the Geological, Geophysical and Geochemical Assessment Work, Exploration Permit 656, Strange Lake Area, Quebec, NTS Map Sheet 24A/8. Work Period January 1, 1983 to December 31, 1983. Compagnie Miniere IOC. Ministère de l’Ènergie et des Ressources Report GM 41101: 1-157
Miller, R.R., 1986. Geology of the Strange Lake Alkalic Complex and the Associated Zr-Y-Nb-Be-REE Mineralization. Current Research, Newfoundland Department of Mines and Energy, Mineral Development Division, Report 86-1: 11-19
Ricketts, M.J., 1984. Aggreagate-resource assessment along possible transportation route from Strange Lake to the Atlantic coast, Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/0691; 1-272
Ryan, B., Lee., D and Dunphy, D., 2003. Geology of the unnamed map sheet [NTS 14D/4] and the eastern part of the Lac Canaee map sheet [NTS 24A/1], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1375; Map 2003-008

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Ryan, B., Corriveau, L. and Lee, D., 2003. Geology of the Khongnekh Lake map sheet [NTS 14D/6], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0288; Map 2003-010
Ryan, B., Lee., D and Dunphy, D., 2003. Geology of the Long Pond map sheet [NTS 14D/3], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/03/0287; Map 2003-007
Ryan, B., Lee., D and Dunphy, D., 2003. Geology of the unnamed map sheet [NTS 14D/5] and the eastern part of the Lac Dihourse map sheet [NTS 24A/8], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1376; Map 2003-009
Salvi, S. and Williams-Jones, A.E., 1990. The role of hydrothermal processes in the granite-hosted Zr, Y, REE deposit at Strange Lake, Quebec/Labrador: Evidence from fluid inclusions. Geochemica et Cosmochimica Acta, 54: 2403-2418
Salvi, S. and Williams-Jones, A.E., 1996. The role of hydrothermal processes in concentrating high-field strength elements in the Strange Lake peralkaline complex, northeastern Canada. Geochemica et Cosmochimica Acta, 60: 1917-1932Taylor, F.C., 1979. Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec, northern Labrador and Northwest Territories. Geological Survey of Canada, Memoir 393, 99 p.
Taylor, F.C., 1970. Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec and northern Labrador, Part 2. Geological Survey of Canada, Paper 70-24.
Venkateswaran, G.P., 1981: A Report on the Geological, Geophysical and Geochemical Assessment Work. Licenses 1368, 1369, 1370, 12129, 12130, 12131. Strange Lake Area, Newfoundland-Labrador, NTS Map sheet 24A/8. 27 pages. November 1981.
Websites
Quest Uranium Corporation
http://www.questrareminerals.com
Quest Uranium Corporation; Corporate Presentation, September 2009
http://www.questrareminerals.com/ppt/QuestCorpREE_Presentation-SEP%2029-09.pdf
Web Mineral
http://www.webmineral.com/
World Climate, Indian House Lake, Québec
http://www.worldclimate.com/cgi-bin/grid.pl?gr=N55W063

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

World Climate, Border, Québec
http://www.worldclimate.com/cgi-bin/data.pl?ref=N55W063+2100+71901W
Midland Exploration Inc. Presentation February 2011
http://www.midlandexploration.com/documents/editeur/Ytterby%20February2011.pdf
Hinterland Metal Inc., 201
http://www.hinterlandmetals.com/s/KipawaLula.asp

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

22.0 DATE AND SIGNATURE PAGE
The effective date of this Technical Report, titled “Strange Lake B Zone Resource Model Update”, is May 25, 2011.

Signed,

“Original document signed by
Paul Daigle, P.Geo.”
Paul Daigle, P.Geo.
Wardrop, a Tetra Tech Company

“Original document signed by
Joanne Robinson, P.Eng.”
Joanne Robinson, P.Eng.
Wardrop, a Tetra Tech Company

“Original document signed by
David Baughman, P.Eng.”
David Baughman, P. Eng. Hazen Research Inc.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

23.0 CERTIFICATES OF QUALIFIED PERSONS
The Qualified Persons for this Technical Report, titled “Strange Lake B Zone Resource Model Update” are:
•	Paul Daigle, P.Geo.

•	Joanne Robinson, P.Eng.

•	David Baughman, P.Eng.

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Pauldaigle , P.Geo.
I, Paul Daigle, P.Geo., of Toronto, Ontario, do hereby certify:
•	I am a Senior Geologist with Wardrop, a Tetra Tech Company with a business address at 900-330 Bay Street, Toronto, Ontario.

•	This certificate applies to the technical report entitled Strange Lake B Zone Resource Model Update, dated May 25, 2011 (the “Technical Report”).

•	I am a graduate of Concordia University, (B.Sc., Geology Specialization).

•	I am a member in good standing of the Association of Professional Geoscientists of Ontario (Registration #1592) and the Association of Professional Engineers and Geoscientists of Saskatchewan (Registration #10665).

•	My relevant experience is based upon over 20 years of experience in a wide variety of geological settings.

•	I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

•	My most recent personal inspection of the Property was August 5, 2011 for 2 days.

•	I am responsible for all Sections of the Technical Report, except for Sections 16.0 and 18.0.

•	I am independent of Quest Rare Minerals Ltd. as defined by Section 1.4 of the Instrument.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	I have read the Instrument and the technical report has been prepared in compliance with the Instrument.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
Signed and dated this 25th day of May, 2010 at Toronto, Ontario.

“Original document signed and
sealed by Paul Daigle, P.Geo.”
Paul Daigle, P.Geo.
Senior Geologist
Wardrop, a Tetra Tech Company

Quest Rare Minerals Ltd. Strange Lake B Zone Resource Model Update

Joanne Robinson , P.Eng .
I, Joanne Robinson, P.Eng., of Toronto, Ontario, do hereby certify:
•	I am a Senior Mining Engineer with Wardrop, a Tetra Tech Company with a business address at 330 Bay Street, Toronto, Ontario, M5H 2S8.

•	This certificate applies to the technical report entitled Strange Lake B Zone Resource Model Update, dated May 25, 2011 (the “Technical Report”).

•	I am a graduate of Queen’s University (B.Sc., Mining Engineering, 1997).

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of Ontario, License # 100049603.

•	I have worked as a Mining Engineer in the mineral industry for over 10 years. My relevant experience has been acquired from working in mine operations.

•	I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

•	I am responsible for Section 18 of the Technical Report.

•	I am independent of Quest Rare Minerals Ltd. as defined by Section 1.4 of the Instrument.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	I have read the Instrument and the technical report has been prepared in compliance with the Instrument.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
Signed and dated this 25th day of May, 2011 at Toronto, Ontario.

“Original document signed and sealed
by Joanne Robinson, P.Eng.”
Joanne Robinson,
P.Eng. Senior Mining Engineer
Wardrop, a Tetra Tech Company

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update

David Baughman , P.Eng .
I, David Baughman, P.Eng., of Golden, Colorado, USA, do hereby certify:
•	I am a Senior Project Engineer with Hazen Research, Inc. with a business address at 4601 Indiana Street, Golden, Colorado 80403, USA.

•	This certificate applies to the technical report entitled Strange Lake B Zone Resource Model Update, dated May 25, 2011, (the “Technical Report”).

•	I am a graduate of the University of Arizona (B.Sc. with High Distinction, Mining Engineering, 1974).

•	I am a registered engineer (State of Colorado, USA, License #22206).

•	My relevant experience with respect to extractive metallurgical engineering includes process development for gold, silver, uranium, copper, nickel, zinc, manganese, molybdenum, and other metals.

•	I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

•	I am responsible for Section 16 of the Technical Report.

•	I am independent of Quest Rare Minerals Ltd. as defined by Section 1.4 of the Instrument.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	I have read the Instrument and the Technical Report has been prepared in compliance with the Instrument.

•	As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
Signed and dated this 25th day of May, 2011, at Golden, Colorado, USA

“Original document signed and sealed by David Baughman, P.Eng.” David Baughman,
P.Eng. Senior Project
Engineer Hazen Research, Inc.

Quest Rare Minerals Ltd.
Strange Lake B Zone Resource Model Update